    As filed with the Securities and Exchange Commission on December 22, 1995
                                                                 File No. 33-
                                                                         811-
------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM N-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      /X/
                                      and/or
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  /X/
-----------------------------------------------------------------------------
                  ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
                            (Exact Name of Registrant)

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                               One Allstae Drive

                               (Name of Depositor)

                               Michael J. Velotta
                  Vice President, Secretary and General Counsel
                   Allstate Life Insurance Company of New York
                                3100 Sanders Road
                           Northbrook, Illinois 60062
                                  708/402-2400
                (Name and Complete Address of Agent for Service)

Copies to:
Gregor B. McCurdy, Esquire                              John R. Hedrick, Esquire
Routier and Johnson, P.C.                 Allstate Life Financial Services, Inc.
1700 K. Street N. W., Suite 1003                               3100 Sanders Road
Washington, D.C.  20006                                    Northbrook, IL  60062

                  Approximate date of proposed public offering:
  As soon as practicable after the effective date of the Registration Statement
                           ---------------------------

                         CACULATION OF REGISTRATION FEE

Title of securities      Amount being      Proposed Maximum       Amount
Being Registered          Registered      Aggregate Offering        of
                                              Price          Registration Fee

Flexible premium          Indefinite*         Indefinite*             $500.00
Variable Annuity
Contracts

----------------------
* Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby declares it is registering an indefinite amount of securities.


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                              CROSS REFERENCE SHEET

Showing Location in Part A (Prospectus) Part B (Statement of
Additional Information) and Part C as Required by Form N-4

Item of Form N-4                                              Prospectus Caption
----------------                                              ------------------
Part A: INFORMATION REQUIRED IN A PROSPECTUS

1.    Cover Page . . . . . . . . . . . . . . . . . . . . . .          Cover Page
2.    Definitions. . . . . . . . . . . . . . . . . . . . .              Glossary
3.    Synopsis . . . . . . . . . . . . . . . . . Highlights; Summary of Variable
                                                                Account Expenses
4.    Condensed Financial. . . . . . . . . . . . . .                         ---
      (a)   Chart. . . . . . . . . . . . . . . . . . . . . . .    Not Applicable
      (b)   MM Yield . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
      (c)   Location of Others . . . . . . . . . . . . . . .Financial Statements
5.    General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---
      (a)   Depositor. . . . . . . . Allstate Life Insurance Company of New York
      (b)   Registrant . . . . . . . . . . . . . . . . . . .The Variable Account
      (c)   Portfolio Company. . . . . . . . . . . The Fund Series; AIM Variable
                                                          Insurance Funds, Inc.;
                                                Investment Advisors for the Fund
      (d)   Fund Prospectus. . . . . . . . . . . . AIM Variable Insurance Funds;
      (e)   Voting Rights. . . . . . . . . . . . . . . . . . . . . Voting Rights
      (f)   Services . . . . . . . . . . . . . . . . .Charges & Other Deductions
                                                     Contract Maintenance Charge
6.    Deductions & Expenses. . . . . . . . . . . . . .Charges & Other Deductions
      (a)   General. . . . . . . . . . . . . . . . . .Charges & Other Deductions
      (b)   Sales Load Percent . . . . . . . . . . . . . . . . Withdrawal Charge
      (c)   Special Purchase Plans . . . . . . . . . . . . . . . .Not Applicable
      (d)   Commissions. . . . . . . . . . . . . . Distribution of the Contracts
      (e)   Expenses -- Registrant . . . . . . . . . .Charges & Other Deductions
      (f)   Fund Expenses. . . . . . . . . Summary of Variable Account Expenses;
                                                           Expenses of the Funds
      (g)   Organizational Expenses. . . . . . . . . . . . . . . .Not Applicable

7.    Contracts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---
      (a)   Persons with Rights. .Benefits under the Contract; Payout Start Date for Income Payments; Voting Rights;
                                                        Assignments; Beneficiary
      (b)(i) Allocation of Purchase Payments . . Allocation of Purchase Payments
        (ii) Transfers . . . . . . . . . . . . . . . .Transfers among portfolios
       (iii) Exchanges . . . . . . . . . . . . . . . . . . . . . .Not Applicable
      (c)    Changes . . . . . . . . . . . . . . . . . . . . . . . .Modification
      (d)    Inquiries . . . . . . . . . . . . . . . . . . . .Customer Inquiries

8.    Annuity Period . . . . . . . . . . . Payout Start Date for Income Payments

      (a)   Material Factors . . . . . . . . . Amount of Variable Annuity Income
                                                                        Payments
      (b)   Dates. . . . . . . . . . . . . Payout Start Date for Income Payments
      (c)   Frequency, duration & level. . . . Amount of Variable Annuity Income
                                                                        Payments
      (d)   AIR. . . . . . . . . . . . . . . . Amount of Variable Annuity Income
                                                                        Payments
      (e)   Minimum. . . . . . . . . . . . . . Amount of Variable Annuity Income
                                                                        Payments
      (f)   -- Change Options. . . . . . . . . . . . .Transfers among Portfolios
            -- Transfer. . . . . . . . . . . . . . . . . . . . . . . . . . . ---

 9.   Death Benefit. . . . . . . . .Death Benefit Payable; Death Benefit Amount;
                                                Death Benefit Payment Provisions

10.   Purchases &  Contract Value. . . . . . . . . . . . . . . . . . . . . . ---
      (a)   Purchases. . . . . . . . . . . . . . . . .Purchase of the Contracts:
                                          Crediting of Initial Purchase Payments
      (b)   Valuation. . . . . . . . Accumulation Units; Accumulation Unit Value
      (c)   Daily Calculation. . . .Accumulation Units; Accumulation Unit Value;
                                                 Allocation of Purchase Payments
      (d)   Underwriter. . . . . . . . . . . . . . Distribution of the Contracts
11.   Redemptions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---
      (a)   -- By Owners . . . . . . . . . . . . . . . . . . . . . . Withdrawals
      (b)   -- By Annuitant. . . . . . . . . . . . . . . . . . . . .Income Plans
      (c)   Texas ORP. . . . . . . . . . . . . . . . . . . . . . .Not Applicable
      (d)   Lapse. . . . . . . . . . . . . . . . . . . . . . . . .Not Applicable
      (e)   Free Look. . . . . . . . . . . . . . . . . . . . . . . . .Highlights

12.   Taxes. . . . . . . . . . . . . . . . . . . . . . . . . Federal Tax Matters

13.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . .Not Applicable

14.   SAI Table of Contents. . . . . . . . . . . . . . . . SAI Table of Contents


Part B: INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

15.   Cover Page . . . . . . . . . . . . . . . . . . . . . . . . . . .Cover Page

16.   Table of Contents. . . . . . . . . . . . . . . . . . . . Table of Contents

17.   General Information & History. . . . . . . . . . . . . . . . . . . . . ---
      (a)   Depositor's Name . . . . Allstate Life Insurance Company of New York
      (b)   Assets of Sub-account. . . . . . . . . . . . . .The Variable Account
      (c)   Control of Depositor . . Allstate Life Insurance Company of New York
18.   Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---
      (a)   Fees & Expenses of Registrant. . . . . . Contract Maintenance Charge
      (b)   Management Contracts . . . . . . . . . .Contract Maintenance Charge;
                                                   Distribution of the Contracts
      (c)   Custodian. . . . . . . . . . . . . SAI:  Safekeeping of the Variable
                                                                Account's Assets

            Independent Public Accountant. . . . . . . . . . . . . . . . Experts
      (d)   Assets of Registrant . . . . . . . SAI:  Safekeeping of the Variable
                                                                  Account Assets
      (e)   Affiliated Persons . . . . . . . . . . . . . . . . . .Not Applicable
      (f)   Principal Underwriter. . . . . . . . . Distribution of the Contracts
19.   Purchase of Securities Being Offered . . . . . . . . . . . . . . . . . ---
      (a)   Offering . . . . . . . . . . . . . . . . SAI:  Purchase of Contracts
      (b)   Sales load . . . . . . . . . . . . . . Distribution of the Contracts

20.   Underwriters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---
      (a)   Principal Underwriter. . . . . . .Distribution of the Contracts
      (b)   Continuous offering. . . . . . . . . . . SAI:  Purchase of Contracts
      (c)   Commissions. . . . . . . . . . . . . . Distribution of the Contracts
      (d)   Unaffiliated Underwriters. . . . . . . . . . . . . . . . . . . . N/A

21.   Calculation of Performance Data. . . . . . . . . . .SAI:  Performance Data

22.   Annuity Payments . . . . . . . . . . . . . . . . . . . . . Income Payments

23.   Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . ---
      (a) Financial Statements of Registrant . . . . . . . .SAI:  Not Applicable
      (b) Financial Statements of Depositor. . . . . . . Allstate Life Insurance
                                        Company of New York Financial Statements

Part C: OTHER INFORMATION

24a.  Financial Statements . . . . . . . . . . .Part C.     Financial Statements

24b.  Exhibits . . . . . . . . . . . . . . . . . . . . . . .Part C.     Exhibits

25.   Directors and Officers . . . . . . . . Part C.     Directors & Officers of
                                                                       Depositor

26.   Persons Controlled By or Under Common
      Control with Depositor or Registrant . . Part C.     Persons Controlled by
                                                         or Under Common Control
                                                               with Depositor or
                                                                      Registrant

27.   Number of Contract Owners. . . . . . Part C.     Number of Contract Owners

28.   Indemnification. . . . . . . . . . . . . . . . Part C.     Indemnification

29a.  Relationship of Principal Underwriter to
      Other Investment Companies . . . . . Part C.     Relationship of Principal
                                                            Underwriter to Other
                                                            Investment Companies
29b.  Principal Underwriters . . . . . . . . .Part C.     Principal Underwriters

29c.  Compensation of Underwriter. . . Part C.     Compensation of Allstate Life
                                                        Financial Services, Inc.
30.   Location of Accounts and Records . . .Part C.     Location of Accounts and

                                                                         Records

31.   Management Services. . . . . . . . . . . . Part C.     Management Services

31.  Undertakings  . . . . . . . . . . . . . . . . . . . Part C.    Undertakings

                  ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
                                   OFFERED BY



                        ALLSTATE LIFE INSURANCE COMPANY
                                  OF NEW YORK
                              POST OFFICE BOX 9095
                          FARMINGVILLE, NEW YORK 11738
                                 1-(800)
                       FLEXIBLE PREMIUM DEFERRED VARIABLE
                               ANNUITY CONTRACTS

                            ------------------------


    This prospectus describes the AIM Lifetime Plus-SM- Variable Annuity, a group Flexible Premium Deferred Variable Annuity Certificate (hereinafter referred to as "Contract") designed to aid you in long-term financial planning and which can be used for retirement planning. The Contracts are issued by Allstate Life Insurance Company of New York ("Company"), a wholly owned indirect subsidiary of Allstate Insurance Company. Purchase payments for the Contracts will be allocated to a series of Variable Sub-accounts of the Allstate Life of New York Separate Account A ("Variable Account") and/or to a Fixed Account option(s) funded through the Company's general account.


    The Variable Sub-accounts invest in shares of AIM Variable Insurance Funds, Inc. (the "Fund Series"). Nine Funds are currently available for investment within the Variable Account: (1) AIM V.I. Capital Appreciation Fund; (2) AIM V.I. Diversified Income Fund; (3) AIM V.I. Global Utilities Fund; (4) AIM V.I. Government Securities Fund; (5) AIM V.I. Growth Fund; (6) AIM V.I. Growth and Income Fund; (7) AIM V.I. International Equity Fund; (8) AIM V.I. Money Market Fund; and (9) AIM V.I. Value Fund.

    This prospectus presents information you should know before making a decision to invest in the Contract and the available Investment Alternatives.

    THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS WHICH HAVE RELATIONSHIPS WITH BANKS OR OTHER FINANCIAL INSTITUTIONS OR BY EMPLOYEES OF SUCH BANKS; HOWEVER, THE CONTRACTS AND THE INVESTMENTS IN THE FUNDS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK, AND THE FUNDS' SHARES ARE NOT FEDERALLY INSURED OR GUARANTEED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THESE CONTRACTS ARE NOT FDIC INSURED


    The Company has  prepared and  filed a Statement  of Additional  Information
dated           ,  1996 with the U.S. Securities and Exchange Commission. If you wish to receive the Statement of Additional Information, you may obtain a free copy by calling or writing the Company at the address above. For your convenience, an order form for the Statement of Additional Information may be found on page B-2 of this prospectus. Before ordering, you may wish to review the Table of Contents of the Statement of Additional Information on page B-1 of this prospectus. The Statement of Additional Information has been incorporated by reference into this prospectus.


    THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED OR PRECEDED BY A CURRENT PROSPECTUS FOR AIM VARIABLE INSURANCE FUNDS, INC.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE


            The Contract is only available in the State of New York.


    At least once each Contract year, the Company will send the Owner an annual statement that contains certain information pertinent to the individual Owner's Contract. The annual statement details values and specific Contract data that applies to each particular Contract. The annual statement does not contain financial statements of the Company. The Company, however, is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission. Reports and other information filed by the Company can be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates.

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.


               THE DATE OF THIS PROSPECTUS IS            , 1996.

                               TABLE OF CONTENTS

                                                       PAGE
                                                       -----
GLOSSARY..........................................           3
HIGHLIGHTS........................................           4
SUMMARY OF VARIABLE ACCOUNT EXPENSES..............           5
CONDENSED FINANCIAL INFORMATION...................           6
YIELD AND TOTAL RETURN DISCLOSURE.................           6
FINANCIAL STATEMENTS..............................           7
ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK AND
 THE VARIABLE ACCOUNT.............................           7
  Allstate Life Insurance Company of New York.....           7
  The Variable Account............................           7
THE FUND SERIES...................................           8
  AIM Variable Insurance Funds, Inc...............           8
  Investment Advisor for the Funds................           8
FIXED ACCOUNT.....................................           9
  Example of Interest Crediting During the
   Guarantee Period...............................           9
  Withdrawals or Transfers........................          10
  Market Value Adjustment.........................          10
PURCHASE OF THE CONTRACTS.........................          10
  Purchase Payment Limits.........................          10
  Free-Look Period................................          11
  Crediting of Initial Purchase Payment...........          11
  Allocation of Purchase Payments.................          11
  Accumulation Units..............................          11
  Accumulation Unit Value.........................          11
  Transfers Among Investment Alternatives.........          11
  Dollar Cost Averaging...........................          12
  Automatic Fund Rebalancing......................          12
BENEFITS UNDER THE CONTRACT.......................          12
  Withdrawals.....................................          12
  Income Payments.................................          12
    Payout Start Date for Income Payments.........          12
    Variable Account Income Payments..............          13
    Fixed Amount Income Payments..................          13
    Income Plans..................................          13
DEATH BENEFITS....................................          14
  Distribution Upon Death Payment Provisions......          14
  Death Benefit Amount............................          14
CHARGES AND OTHER DEDUCTIONS......................          14
  Deductions from Purchase Payments...............          14
  Withdrawal Charge (Contingent Deferred Sales
   Charge)........................................          15
  Contract Maintenance Charge.....................          15
  Administrative Expense Charge...................          15


                                                       PAGE
                                                       -----
  Mortality and Expense Risk Charge...............          16
  Taxes...........................................          16
  Transfer Charges................................          16
  Fund Expenses...................................          16
GENERAL MATTERS...................................          16
  Owner...........................................          16
  Beneficiary.....................................          16
  Assignments.....................................          16
  Delay of Payments...............................          17
  Modification....................................          17
  Customer Inquiries..............................          17
FEDERAL TAX MATTERS...............................          17
  Introduction....................................          17
  Taxation of Annuities in General................          17
    Tax Deferral..................................          17
    Non-natural Owners............................          17
    Diversification Requirements..................          17
    Ownership Treatment...........................          17
    Taxation of Partial and Full Withdrawals......          18
    Taxation of Annuity Payments..................          18
    Taxation of Annuity Death Benefits............          18
    Penalty Tax on Premature Distributions........          18
    Aggregation of Annuity Contracts..............          19
    Tax Qualified Contracts.......................          19
    Restrictions Under Section 403(b) Plans.......          19
    Income Tax Withholding........................          19
DISTRIBUTION OF THE CONTRACTS.....................          19
VOTING RIGHTS.....................................          19
SELECTED FINANCIAL DATA...........................          20
COMPETITION.......................................          20
EMPLOYEES.........................................          20
PROPERTIES........................................          20
STATE AND FEDERAL REGULATION......................          20
EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY...          21
EXECUTIVE COMPENSATION............................          22
LEGAL PROCEEDINGS.................................          23
EXPERTS...........................................          23
LEGAL MATTERS.....................................          23
FINANCIAL STATEMENTS..............................         F-1
APPENDIX A - Market Value Adjustment..............         A-1
STATEMENT OF ADDITIONAL INFORMATION: TABLE OF
 CONTENTS.........................................         B-1
ORDER FORM........................................         B-2

                                    GLOSSARY

    ACCUMULATION UNIT: A measure of your ownership interest in a Sub-account of the Variable Account prior to the Payout Start Date. Analogous, though not identical, to a share owned in a mutual fund.

    ACCUMULATION UNIT VALUE: The value of each Accumulation Unit which is calculated each Valuation Date. Each Sub-account of the Variable Account has its own distinct Accumulation Unit Value. Analogous, though not identical, to the share price (net asset value) of a mutual fund.

    ANNUITANT(S): The person or persons whose life determines the latest Payout Start Date and the amount and duration of any income payments for Income Plan options other than Guaranteed Payments for a Specified Period. Joint annuitants are only permitted in the payout phase.

    BENEFICIARY(IES): The person(s) to whom any benefits are due when a death benefit is payable and there is no surviving Owner.


    COMPANY("WE," "US"):  Allstate Life Insurance Company of New York.



    CONTRACT:   The Allstate Life Insurance Company of New York Flexible Premium
Deferred Variable Annuity Contract, known as the "AIM Lifetime Plus-SM- Variable Annuity," that is described in this prospectus.


    CONTRACT ANNIVERSARY:   An anniversary  of the  date that  the Contract  was
issued.

    CONTRACT VALUE: The value of all amounts accumulated under the Contract prior to the Payout Start Date, equivalent to the Accumulation Units in each Sub-account of the Variable Account multiplied by the respective Accumulation Unit Value, plus the value in the Fixed Account.

    CONTRACT YEAR: A period of 12 months starting with the issue date or any Contract Anniversary.

    DEATH BENEFIT ANNIVERSARY: Every seventh Contract Anniversary beginning on the date that the Contract was issued. For example, the issue date, 7th and 14th Contract Anniversaries are the first three Death Benefit Anniversaries.

    FIXED ACCOUNT: All of the assets of the Company that are not in separate accounts.

    FIXED SUB-ACCOUNTS: These Sub-accounts are distinguished by Guarantee Period(s) and the dates the period(s) begin. The Fixed Sub-accounts are established when purchase payments are allocated to the Fixed Account; when previous Sub-accounts expire and a new Guarantee Period is selected; and when You transfer an amount to the Fixed Account.

    GUARANTEE PERIOD: A period of years for which a specified effective annual interest rate is guaranteed by the Company.

    INCOME PLAN: One of several ways in which a series of payments are made after the Payout Start Date. Income payments are based on the Contract Value adjusted by any applicable Market Value Adjustment and applicable taxes on the Payout Start Date. Income payment amounts may vary based on any Sub-account of the Variable Account and/or may be fixed for the duration of the Income Plan.

    INVESTMENT ALTERNATIVES: The Sub-accounts of the Variable Account and the Fixed Account.

    MARKET VALUE ADJUSTMENT: The Market Value Adjustment is the adjustment made to the money distributed from a Sub-account of the Fixed Account, prior to the end of the Guarantee Period, to reflect the impact of changes in interest rates between the time the Sub-account of the Fixed Account was established and the time of distribution.

    NON-QUALIFIED CONTRACTS:  Contracts other than Qualified Contracts.

    OWNER(S)("YOU"):   The person  or persons  designated as  the Owner  in  the
Contract.

    PAYOUT START DATE:  The date on which income payments begin.

    QUALIFIED CONTRACTS: Contracts issued under plans that qualify for special federal income tax treatment under Sections 401(a), 403(a), 403(b) and 408 of the Internal Revenue Code.

    VALUATION  DATE:   Each day  that the  New York  Stock Exchange  is open for
business. The Valuation Date does not include such Federal and non-Federal holidays as are observed by the New York Stock Exchange.

    VALUATION PERIOD: The period between successive Valuation Dates, commencing at the close of regular trading on the New York Stock Exchange (which is normally 4:00pm Eastern Time) and ending as of the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Date.


    VARIABLE ACCOUNT: Allstate Life of New York Separate Account A, a separate investment account established by the Company to receive and invest purchase payments paid under the Contracts.


    VARIABLE SUB-ACCOUNT: A portion of the Variable Account invested in shares of a corresponding Fund. The investment performance of each Variable Sub-account is linked directly to the investment performance of its corresponding Fund.

                                   HIGHLIGHTS

THE CONTRACT

    This Contract is designed for long-term financial planning and retirement planning. Money can be allocated to any combination of Funds or the Fixed Account. You have access to your funds either through withdrawals of Contract Value or through periodic income payments. You bear the entire investment risk for Contract Values and income payments based upon the Variable Account, because values will vary depending on the investment performance of the Fund(s) you select. See "Accumulation Unit Value," page 11 and "Income Plans," page 13. You will also bear the investment risk of adverse changes in interest rates in the event amounts are prematurely withdrawn or transferred from Sub-accounts of the Fixed Account. See "Fixed Account," page 9.

FREE-LOOK


    You may cancel the Contract any time within 10 days after receipt of the Contract and receive a full refund of purchase payments allocated to the Fixed Account. Purchase payments allocated to the Variable Account will be returned after an adjustment to reflect investment gain or loss that occurred from the date of allocation through the date of cancellation, unless a refund of purchase payments is required by state or federal law. See "Free-Look Period," page 11.


HOW TO INVEST

    Your first purchase payment must be at least $5,000 (for qualified contracts, $2,000). Subsequent purchase payments must be at least $500. Purchase payments may also be made pursuant to an Automatic Addition Program. See "Purchase Payment Limits," page 10. At the time of your application, you will allocate your purchase payment among the Investment Alternatives. The allocation you specify on the application will be effective immediately. All allocations must be in whole percents from 0% to 100% (total allocation equals 100%) or in whole dollars. Allocations may be changed by notifying the Company in writing. See "Allocation of Purchase Payments," page 11.

INVESTMENT ALTERNATIVES

    The Variable Account invests in shares of AIM Variable Insurance Funds, Inc. (the "Fund Series"). The Fund Series has a total of nine Funds available under the Contract. The Funds include: (1) AIM V.I. Capital Appreciation Fund; (2) AIM V.I. Diversified Income Fund; (3) AIM V.I. Global Utilities Fund; (4) AIM V.I. Government Securities Fund; (5) AIM V.I. Growth Fund; (6) AIM V.I. Growth and Income Fund; (7) AIM V.I. International Equity Fund; (8) AIM V.I. Money Market Fund; and (9) AIM V.I. Value Fund. The assets of each Fund are held separately from the other Funds and each has distinct investment objectives and policies which are described in the accompanying prospectus for the Fund Series. In addition to the Variable Account, Owners can also allocate all or part of their purchase payments to the Fixed Account. See "Fixed Account," on page 9.

TRANSFERS AMONG INVESTMENT ALTERNATIVES

    Prior to the Payout Start Date, you may transfer amounts among the Investment Alternatives. The Company reserves the right to assess a $10 charge on each transfer in excess of twelve per Contract Year. The Company is presently waiving this charge. Transfers to the Fixed Account must be at least $500. Certain Fixed Account transfers may be restricted. See "Transfers Among Investment Alternatives," page 11. You may want to enroll in a Dollar Cost Averaging Program or an Automatic Fund Rebalancing Program. See "Dollar Cost Averaging," page 12, and "Automatic Fund Rebalancing," page 12.

CHARGES AND DEDUCTIONS

    The costs of the Contract include: a contract maintenance charge ($35 annually), a mortality and expense risk charge (deducted daily, equal on an annual basis to 1.35% of the Contract's daily net assets of the Variable
Account), and an administrative expense charge (deducted daily, equal on an annual basis to .10% of the Contract's daily net assets of the Variable Account). The Company reserves the right to assess a transfer charge ($10 on each transfer in excess of twelve per Contract Year). Additional deductions may be made for certain taxes. See "Contract Maintenance Charge," page 16, "Mortality and Expense Risk Charge," page 16, "Administrative Expense Charge," page 16, "Transfer Charges," page 16, and "Taxes," page 16.

WITHDRAWALS

    You may withdraw all or part of the Contract Value before the earliest of the Payout Start Date, the death of any Owner or, if the Owner is not a natural person, the death of the Annuitant. No withdrawal charges or Market Value
Adjustments will be applied to amounts withdrawn up to 10% of the amount of purchase payments. Amounts withdrawn in excess of the 10% may be subject to a withdrawal charge of 0% to 6% depending on how long purchase payments have been invested in the Contract. Amounts withdrawn from a Sub-account of the Fixed Account, in excess of the 10%, except during the 30 day period after the Guarantee Period expires, will be subject to a Market Value Adjustment. See "Withdrawals," page 12, "Withdrawals or Transfers," page 10, and "Taxation of Annuities in General," page 18.

DEATH BENEFIT

    The Company will pay a death benefit prior to the Payout Start Date on the death of any Owner or, if the Owner is not a natural person, the death of the Annuitant. See "Death Benefit Amount," page 14.

INCOME PAYMENTS

    You will receive periodic income payments beginning on the Payout Start Date. You may choose among several Income Plans to fit your needs. Income payments may be received for a specified period or for life (either single or joint life), with or without a guaranteed number of payments. You can select income payments that are fixed, variable or a combination of fixed and variable. See "Income Payments," page 13.

                      SUMMARY OF VARIABLE ACCOUNT EXPENSES

    The following table illustrates all expenses and fees that you will incur. The expenses and fees set forth in the table are based on charges under the Contracts and on the expenses of the Variable Account and the underlying Fund Series.

OWNER TRANSACTION EXPENSES (ALL SUB-ACCOUNTS)

Sales Load Imposed on Purchases (as a percentage of purchase payments)....................        None
Contingent Deferred Sales Charge (as a percentage of purchase payments)...................       *

                                                                                             APPLICABLE SALES
NUMBER OF COMPLETE YEARS SINCE PURCHASE                                                         CHARGE AS A
PAYMENT BEING WITHDRAWN WAS MADE                                                                PERCENTAGE
-------------------------------------------------------------------------------------------  -----------------
    0 years................................................................................             6%
    1 year.................................................................................             6%
    2 years................................................................................             5%
    3 years................................................................................             5%
    4 years................................................................................             4%
    5 years................................................................................             4%
    6 years................................................................................             3%
    7 Years or more........................................................................             0%
Transfer Fee...............................................................................         **
Annual Contract Fee........................................................................             $35***
Variable Account Annual Expenses (as a percentage of the Contract's average net assets in the Variable
 Account)
Mortality and Expense Risk Charge..........................................................           1.35%
Administrative Expense Charge..............................................................             10%
Total Variable Account Annual Expenses.....................................................           1.45%

------------

  * Each Contract Year up to 10% of the amount of purchase payments may be withdrawn without a contingent deferred sales charge or a Market Value Adjustment.

 **  No charges will  be imposed on  the first twelve  transfers in any Contract
    Year. The Company reserves the right to assess a $10 charge for each transfer in excess of twelve in any Contract Year, excluding transfers due to dollar cost averaging and automatic fund rebalancing.


*** The annual Contract Fee will be waived if total purchase payments as of a Contract Anniversary, or upon a full withdrawal, are $50,000 or if the entire Contract Value is allocated to the Fixed Account.


                                 FUND EXPENSES
                        (AS A PERCENTAGE OF FUND ASSETS)

                                                                                                              TOTAL FUND
                                                                                  MANAGEMENT      OTHER         ANNUAL
                                     FUND                                            FEES        EXPENSES      EXPENSES
-------------------------------------------------------------------------------  ------------  ------------  -------------
AIM V.I. Capital Appreciation Fund.............................................        0.65%         0.19%         0.84%
AIM V.I. Growth and Income Fund(1).............................................        0.65%         0.41%         1.06%
AIM V.I. Global Utilities Fund(1)..............................................        0.00%(2)       1.50%(3)       1.50%
AIM V.I. Diversified Income Fund...............................................        0.60%         0.43%         1.03%
AIM V.I. Government Securities Fund............................................        0.50%         0.60%         1.10%
AIM V.I. Growth Fund...........................................................        0.65%         0.30%         0.95%
AIM V.I. International Equity Fund.............................................        0.75%         0.53%         1.28%
AIM V.I. Value Fund............................................................        0.65%         0.17%         0.82%
AIM V.I. Money Market Fund.....................................................        0.40%         0.30%         0.70%

------------

(1) The fees and expenses set forth are based on estimated amounts for the current fiscal year.

(2) The management fees listed are reduced because the Investment Advisor for the Funds, AIM Advisors, Inc. is temporarily waiving the imposition of certain management fees. If this waiver were not in effect, the management fees for the AIM V.I. Global Utilities Fund, as a percentage of each Fund's average net assets would be 0.65%.

(3) "Other Expenses" listed for the AIM V.I. Global Utilities Fund include expense reimburesments. Had there been no expense reimbursements, other expenses would have been 1.65%.

EXAMPLE

    You (the Owner) would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return under the following circumstances:

    If you terminate your Contract or annuitize for a specified period of less than 120 months at the end of the applicable time period:

                                                 FUND                                                      1 YEAR       3 YEARS
-------------------------------------------------------------------------------------------------------  -----------  -----------
AIM V.I. Capital Appreciation Fund.....................................................................   $      79    $     121
AIM V.I. Growth and Income Fund........................................................................   $      81    $     127
AIM V.I. Global Utilities Fund.........................................................................   $      85    $     141
AIM V.I. Diversified Income Fund.......................................................................   $      81    $     127
AIM V.I. Government Securities Fund....................................................................   $      81    $     129
AIM V.I. Growth Fund...................................................................................   $      80    $     124
AIM V.I. International Equity Fund.....................................................................   $      83    $     134
AIM V.I. Value Fund....................................................................................   $      78    $     120
AIM V.I. Money Market Fund.............................................................................   $      77    $     116

    If you do not terminate your Contract or if you annuitize for a specified period of 120 months or more at the end of the applicable time period:

                                                 FUND                                                      1 YEAR       3 YEARS
-------------------------------------------------------------------------------------------------------  -----------  -----------
AIM V.I. Capital Appreciation Fund.....................................................................   $      25    $      76
AIM V.I. Growth and Income Fund........................................................................   $      27    $      82
AIM V.I. Global Utilities Fund.........................................................................   $      31    $      96
AIM V.I. Diversified Income Fund.......................................................................   $      27    $      82
AIM V.I. Government Securities Fund....................................................................   $      27    $      84
AIM V.I. Growth Fund...................................................................................   $      26    $      79
AIM V.I. International Equity Fund.....................................................................   $      29    $      89
AIM V.I. Value Fund....................................................................................   $      24    $      75
AIM V.I. Money Market Fund.............................................................................   $      23    $      71


    THE ABOVE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSE. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The purpose of the example is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. Premium taxes, which vary from 0 - 3.5% depending on the state where the Contract is sold, are not reflected in the example. Currently, no deductions are made because New York does not charge premium taxes on annuities.


                        CONDENSED FINANCIAL INFORMATION


    Condensed financial information for the Allstate Life of New York Separate Account A is not included because, as of the date of this prospectus, the Variable Account had not yet commenced operations and had no assets, liabilities, or income.


                       YIELD AND TOTAL RETURN DISCLOSURE

    From time to time the Variable Account may advertise the yield and total return investment performance of one or more Sub-accounts. Standardized yield and total return advertisements include charges and expenses attributable to the Contracts. Including these fees has the effect of decreasing the advertised performance of a Sub-account, so that a Sub-account's investment performance will not be directly comparable to that of an ordinary mutual fund.

    When a Sub-account advertises its standardized total return it will usually be calculated for one year, five years, and ten years or since inception if the Sub-account has not been in existence for such periods. Total return is measured by comparing the value of an investment in the Sub-account at the end of the relevant period to the value of the investment at the beginning of the period.

    In addition to the standardized total return, the Sub-account may advertise a non-standardized total return. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the withdrawal charges under the Contract are not deducted. Therefore, a non-standardized total return for a Sub-account can be higher than a standardized total return for a Sub-account.

    Certain Sub-accounts may advertise yield in addition to total return. Except in the case of the AIM V.I. Money Market Sub-account, the yield will be computed in the following manner: the net investment income per unit earned during a recent one month period is divided by the unit value on the last day of the period, and then annualized. This figure reflects the recurring charges at the separate account level.

    The AIM V.I. Money Market Sub-account may advertise, in addition to the total return, either yield or the effective yield. The yield in this case refers to the income generated by an investment in that Sub-account over a seven-day period net of recurring charges at the separate account level. The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized, the income earned by an investment in the AIM V.I. Money Market Sub-account is assumed to be reinvested at the end of each seven-day period. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

    The Variable Account may also disclose yield, standard total return, and non-standard total return for periods prior to the date that the Variable Account commenced operations. For periods prior to the date the Variable Account commenced operations, performance information for the Sub-accounts will be calculated based on the performance of the underlying Funds and the assumption that the Sub-accounts were in existence for the same periods as those of the underlying Funds, with a level of charges equal to those currently assessed against the Sub-accounts.

    Please refer to the Statement of Additional Information for a further description of the method used to calculate a Sub-account's yield and total return.

                              FINANCIAL STATEMENTS


    The financial statements of Allstate Life Insurance Company of New York are on page F-1 of the prospectus. The financial statements of Allstate Life of New York Separate Account A are not included because, as of the date of this Prospectus, the Variable Account had not yet commenced operations and had no assets, liabilities, or income.



      ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK AND THE VARIABLE ACCOUNT



ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK



    The Company was incorporated in 1967 as a stock life insurance company under the laws of New York and was known as "Financial Life Insurance Company" from 1967 to 1978. From 1978 to 1984, the Company was known as "PM LIfe Insurance Company." Since 1984 the Company has been known as "Allstate Life Insurance Company of New York." The Company's operations consist of one business segment which is the sale of annuities and life insurance. The Company is currently licensed to operate in New York. The Company's home office is located in Farmingville, New York.



    The Company is an indirect, wholly-owned subsidiary of Allstate Insurance Company ("Allstate") which is a stock property-liability insurance company incorporated under the laws of Illinois. With the exception of directors' qualifying shares, all of the outstanding capital stock of Allstate is owned by The Allstate Corporation ("Corporation").



THE VARIABLE ACCOUNT



    Established on        , 1995, the Allstate Life of New York Separate Account
A is a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. However, such registration does not signify that the Commission supervises the management or investment practices or policies of the Variable Account. The investment performance of the Variable Account is entirely independent of both the investment performance of the Company's general account and the performance of any other separate account.


    The Variable Account has been divided into nine Sub-accounts, each of which invests solely in its corresponding Fund of AIM Variable Insurance Funds, Inc. Additional Variable Sub-accounts may be added at the discretion of the Company.

    The assets of the Variable Account are held separately from the other assets of the Company. They are not chargeable with liabilities incurred in the Company's other business operations. Accordingly, the income, capital gains and capital losses, realized or unrealized, incurred on the assets of the Variable Account are credited to or charged against the assets of the Variable Account, without regard to the income, capital gains or capital losses arising out of any other business the Company may conduct. The Company's obligations arising under the Contracts are general corporate obligations of the Company.

                                THE FUND SERIES

    The Variable Account will invest in shares of the AIM Variable Insurance Funds, Inc. (the "Fund Series"). The Fund Series is registered with the Securities and Exchange Commission as an open-end, series, management investment company. Registration of the Fund Series does not involve supervision of its management, investment practices or policies by the Securities and Exchange Commission. The Funds are designed to provide investment vehicles for variable insurance contracts of various insurance companies, in addition to the Variable Account.

    Shares of the Funds are not deposits, or obligations of, or guaranteed or endorsed by any bank and the shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.

AIM VARIABLE INSURANCE FUNDS, INC.

    AIM  Variable  Insurance Funds,  Inc. offers  nine Funds  for use  with this
Contract: (1) AIM V.I Capital Appreciation Fund; (2) AIM V.I Diversified Income Fund; (3) AIM V.I. Global Utilities Fund; (4) AIM V.I. Government Securities Fund; (5) AIM V.I. Growth Fund; (6) AIM V.I. Growth and Income Fund; (7) AIM V.I. International Equity Fund; (8) AIM V.I. Money Market Fund; and (9) AIM V.I. Value Fund. Each Fund has different investment objectives and policies and operates as a separate investment fund. The following is a brief description of the investment objectives and programs of the Funds:

    AIM V.I. CAPITAL APPRECIATION FUND ("CAPITAL APPRECIATION FUND") is a diversified Fund which seeks to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

    AIM V.I. DIVERSIFIED INCOME FUND ("DIVERSIFIED INCOME FUND") is a diversified Fund which seeks to achieve a high level of current income primarily by investing in a diversified portfolio of foreign and U.S. government and corporate debt securities, including lower rated high yield debt securities (commonly known as "junk bonds").

    AIM V.I. GLOBAL UTILITIES FUND ("GLOBAL UTILITIES FUND") is a non-diversified Fund which seeks to achieve a high level of current income and, as a secondary objective, to achieve capital appreciation, by investing primarily in common and preferred stocks of public utility companies (either domestic or foreign).

    AIM V.I. GOVERNMENT SECURITIES FUND ("GOVERNMENT FUND") is a diversified Fund which seeks to achieve a high level of current income consistent with reasonable concern for safety of principal by investing in debt securities issued, guaranteed or otherwise backed by the U.S. Government.

    AIM V.I. GROWTH FUND ("GROWTH FUND") is a diversified Fund which seeks to provide growth of capital through investments primarily in common stocks of leading U.S. companies considered by AIM to have strong earnings momentum.

    AIM V.I. GROWTH AND INCOME FUND ("GROWTH & INCOME FUND") is a diversified Fund which seeks to provide growth of capital, with current income as a secondary objective by investing primarily in dividend paying common stocks which have prospects for both growth of capital and dividend income.

    AIM V.I. INTERNATIONAL EQUITY FUND ("INTERNATIONAL FUND") is a diversified Fund which seeks to provide long-term growth of capital by investing in international equity securities, the issuers of which are considered by AIM to have strong earnings momentum.

    AIM V.I. MONEY MARKET FUND ("MONEY MARKET FUND") is a diversified Fund which seeks to provide as high a level of current income as is consistent with the preservation of capital and liquidity by investing in a diversified portfolio of money market instruments.

    AIM V.I. VALUE FUND ("VALUE FUND") is a diversified Fund which seeks to achieve long-term growth of capital by investing primarily in equity securities judged by AIM to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is a secondary objective.

INVESTMENT ADVISOR FOR THE FUNDS

    AIM Advisors, Inc., ("AIM") serves as the investment advisor to each Fund. AIM was organized in 1976 and, together with its affiliates, manages or advises 38 investment company portfolios (including the Funds). AIM is a wholly owned subsidiary of AIM Management Group Inc., a holding company. AIM manages pursuant to a master investment advisory agreement dated October 18, 1993, as amended April 28, 1994. As of November 15, 1995, total assets advised or managed by AIM and its affiliates were approximately $40 billion.

    There is no assurance that the Funds will attain their respective stated objectives. Additional information concerning the investment objectives and policies of the Funds can be found in the current prospectus for the Fund Series accompanying this prospectus.

    You will find more complete information about the Funds, including the risks associated with each Fund, in the accompanying prospectus. You should read the prospectus for the Fund Series in conjunction with this prospectus.

    THE FUND SERIES PROSPECTUS SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF PURCHASE PAYMENTS TO A PARTICULAR VARIABLE SUB-ACCOUNT.

                                 FIXED ACCOUNT


    Purchase payments and transfers allocated to one or more of the Sub-accounts of the Fixed Account become part of the general account of the Company. Each Sub-account offers a separate interest rate Guarantee Period. Guarantee Periods will be offered at the Company's discretion and may range from one to ten years. Presently, the Company offers Guarantee Periods of one, three, five, seven and ten years. The Owner must select the Sub-account(s) in which to allocate each purchase payment and transfer. No less than $500 may be allocated to any one Sub-account. The Company reserves the right to limit the number of additional purchase payments. Please consult with your sales representative for current information.


    Interest is credited daily to each Sub-account at a rate which compounds to the effective annual interest rate declared for each Sub-account's Guarantee Period that has been selected.

    The   following  example  illustrates  how   the  Sub-account  value  for  a
Sub-account of the Fixed Account would grow given an assumed purchase payment, Guarantee Period, and effective annual interest rate:

EXAMPLE OF INTEREST CREDITING DURING THE GUARANTEE PERIOD:


Purchase Payment:.....................................................................  $10,000.00
Guarantee Period:.....................................................................    5 years
Effective Annual Rate:................................................................      4.35%


                             END OF CONTRACT YEAR:


                                                             YEAR 1      YEAR 2      YEAR 3      YEAR 4      YEAR 5
                                                           ----------  ----------  ----------  ----------  ----------
Beginning Sub-Account Value                                $10,000.00
  X (1 + Effective Annual Rate)                                1.0435
                                                           ----------
                                                           $10,435.00
Sub-Account Value at end of Contract                                   $10,435.00
  year 1 X (1 + Effective Annual Rate)                                     1.0435
                                                                       ----------
                                                                       $10,888.92
Sub-Account Value at end of Contract                                               $10,888.92
  year 2 X (1 + Effective Annual Rate)                                                 1.0435
                                                                                   ----------
                                                                                   $11,362.59
Sub-Account Value at end of Contract                                                           $11,362.59
  year 3 X (1 + Effective Annual Rate)                                                             1.0435
                                                                                               ----------
                                                                                               $11,856.86
Sub-Account Value at end of Contract                                                                       $11,856.86
  year 4 X (1 + Effective Annual Rate)                                                                         1.0435
                                                                                                           ----------
Sub-Account Value at end of Guarantee Period:                                                              $12,372.64
                                                                                                           ----------
                                                                                                           ----------
TOTAL INTEREST CREDITED IN GUARANTEE PERIOD: $2,372.64 ($12,372.64 -$10,000.00)


NOTE: The above illustration assumes no withdrawals of any amount during the entire five year period. A withdrawal charge and a Market Value Adjustment may apply to any amount withdrawn in excess of 10% of the amount of purchase payments. The hypothetical interest rate is for illustrative purposes only and is not intended to predict future interest rates to be declared under the Contract.


    The Company has no specific formula for determining the rate of interest that it will declare initially or in the future. Such interest rates will be reflective of investment returns available at the time of the determination. In addition, the management of the Company may also consider various other factors in determining interest rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, and competitive factors. The Company guarantees that the interest rates will never be less that the minimum guaranteed rate shown in the Contract. For current interest rate information, please contact your sales representative or the Company's customer support unit at 1(800)


    THE MANAGEMENT OF THE COMPANY WILL MAKE THE FINAL DETERMINATION AS TO THE INTEREST RATES TO BE DECLARED. THE COMPANY CAN NEITHER PREDICT NOR GUARANTEE FUTURE INTEREST RATES TO BE DECLARED.

    Prior to the end of a Guarantee Period, a notice will be mailed to the Owner outlining the options available at the end of a Guarantee Period. During the 30 day period after a Guarantee Period expires the Owner may:

    - take no action and the Company will automatically renew the Sub-account value to a Guarantee Period of the same duration to be established on the day the previous Guaranteed Period expired; or

    - notify the Company to apply the Sub-account value to a new Guarantee Period or periods to be established on the day the previous Guarantee Period expired; or

    - notify the Company to apply the Sub-account value to any Sub-account of the Variable Account on the day we receive the notification; or

    - receive a portion of the Sub-account value or the entire Sub-account value through a partial or full withdrawal that is not subject to a Market Value Adjustment. In this case, the amount withdrawn will be deemed to have been withdrawn on the day the guarantee period expired.


    The Automatic Laddering Program allows the Owner to choose, in advance, one renewal Guarantee Period for all renewing Sub-accounts. The Owner can select the Automatic Laddering Program at any time during the accumulation phase, including on the issue date. The Automatic Laddering Program will continue until the Owner gives written notice to the Company. The Company reserves the right to discontinue this Program. For additional information on the Automatic Laddering
Program, please call the Company's Customer Support Unit at 1(800)      .


WITHDRAWALS OR TRANSFERS

    With the exception of transfers made automatically through dollar cost averaging, all withdrawals and transfers, paid from a Sub-account of the Fixed Account other than during the 30 day period after a Guarantee Period expires are subject to a Market Value Adjustment.


    The amount received by the Owner under a withdrawal request equals the amount requested, less any applicable withdrawal charge (based upon the amount requested prior to any Market Value Adjustment), adjusted by any Market Value Adjustment, less premium taxes and withholding (if applicable).


MARKET VALUE ADJUSTMENT

    The Market Value Adjustment reflects the relationship between (1) the Treasury Rate for the time remaining in the Guarantee Period at the time of the request for withdrawal or transfer, and (2) the Treasury Rate at the time the Sub-account was established. As such, the Owner bears some investment risk under the Contract. Treasury Rate means the U.S. Treasury Note Constant Maturity yield for the preceding week as reported in Federal Reserve Bulletin Release H.15.

    Generally, if the Treasury Rate for the Guarantee Period is higher than the applicable current Treasury Rate, then the Market Value Adjustment will result in a higher amount payable to the Owner or transferred. Similarly, if the Treasury Rate at the time the Sub-account was established is lower than the applicable Treasury Rate (interest rate for a period equal to the time remaining in the Sub-account), then the Market Value Adjustment will result in a lower amount payable to the Owner or transferred.

    For example, assume the Owner purchases a Contract and selects an initial Guarantee Period of five years and the five year Treasury Rate for that duration is 4.75%. Assume that at the end of 3 years, the Owner makes a partial withdrawal. If, at that later time, the current two year Treasury Rate is 4.00%, then the Market Value Adjustment will be positive, which will result in an increase in the amount payable to the Owner. Similarly, if the current two year Treasury Rate is 7.00%, then the Market Value Adjustment will be negative, which will result in a decrease in the amount payable to the Owner.

    The formula for calculating the Market Value Adjustment is set forth in Appendix A to this prospectus which also contains additional illustrations of the application of the Market Value Adjustment.

                           PURCHASE OF THE CONTRACTS

PURCHASE PAYMENT LIMITS

    Your first purchase payment must be at least $5,000 unless the Contract is a Qualified Contract, in which case the first purchase payment must be at least $2,000. All subsequent purchase payments must be $500 or more and may be made at any time prior to the Payout Start Date. Subsequent purchase payments may also be made from your bank account through Automatic Additions. Under an Automatic Additions Program, the minimum purchase payment for allocation to the Variable Account is $100 and for allocation to the Fixed Account the minimum purchase payment is $500. Please consult with your sales representative for detailed information about Automatic Additions.

    We reserve the right to limit the amount of purchase payments we will accept.

FREE-LOOK PERIOD


    You may cancel the Contract any time within 10 days after receipt of the Contract and receive a full refund of purchase payments allocated to the Fixed Account. Purchase payments allocated to the Variable Account will be returned after an adjustment to reflect investment gain or loss that occurred from the date of allocation through the date of cancellation unless a refund of purchase payments is required by state or federal law.


CREDITING OF INITIAL PURCHASE PAYMENT

    The initial purchase payment accompanied by a duly completed application will be credited to the Contract within two business days of receipt by us at our home office. If an application is not duly completed, we will credit the purchase payments to the Contract within five business days or return it at that time unless you specifically consent to us holding the purchase payment until the application is complete. We reserve the right to reject any application. Subsequent purchase payments will be credited to the Contract at the close of the Valuation Period in which the purchase payment is received by the Company at its home office.

ALLOCATION OF PURCHASE PAYMENTS

    On the application, you instruct us how to allocate the purchase payment among the Investment Alternatives. Purchase payments may be allocated in whole percents, from 0% to 100% (total allocation equals 100%) to any Investment Alternative. Unless you notify us in writing otherwise, subsequent purchase payments are allocated according to the allocation for the previous purchase payment.

ACCUMULATION UNITS

    Each purchase payment allocated to the Variable Account will be credited to the Contract as Accumulation Units. For example, if a $10,000 purchase payment is credited to the Contract when the Accumulation Unit value equals $10, then 1,000 Accumulation Units would be credited to the Contract. The Variable Account, in turn, purchases shares of the corresponding Fund.

ACCUMULATION UNIT VALUE

    The Accumulation Units in each Sub-account of the Variable Account are valued separately. The value of Accumulation Units will change each Valuation Period according to the investment performance of the shares purchased by each Variable Sub-account and the deduction of certain expenses and charges.

    The value of an Accumulation Unit in a Variable Sub-account for any Valuation Period equals the value of the Accumulation Unit as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor for that Sub-account for the current Valuation Period. The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Date in the value of Sub-account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge.

TRANSFERS AMONG INVESTMENT ALTERNATIVES

    Prior to the Payout Start Date, you may transfer amounts among Investment Alternatives. The Company reserves the right to assess a $10 charge on each transfer in excess of twelve per Contract Year. The Company is presently waiving this charge. Transfers to or from more than one Investment Alternative on the same day are treated as one transfer. Transfers among Investment Alternatives before the Payout Start Date may be made at any time. See "Withdrawals or Transfers," page 10 for the requirements on transfers from the Fixed Account.

    After the Payout Start Date, transfers among Sub-accounts of the Variable Account or from a variable amount income payment to a fixed amount income payment may be made only once every six months and may not be made during the first six months following the Payout Start Date. After the Payout Start Date, transfers from a fixed amount income payment are not allowed.


    Telephone transfer requests will be accepted by the Company if received at 1(800) by 4:00 p.m., Eastern Time. Telephone transfer requests received at any other telephone number or after 4:00 p.m., Eastern Time will not be accepted by the Company. Telephone transfer requests received before 4:00 p.m., Eastern Time are effected at the next computed value. The Company utilizes procedures which the Company believes will provide reasonable assurance that telephone authorized transfers are genuine. Such procedures include taping of telephone conversations with persons purporting to authorize such transfers and requesting identifying information from such persons. Accordingly, the Company disclaims any liability for losses resulting from such transfers by reason of their allegedly not having been properly authorized. However, if the Company does not take reasonable steps to help ensure that such authorizations are valid, the Company may be liable for such losses.


    The minimum amount that may be transferred into a Sub-account of the Fixed Account is $500. Any transfer from a Sub-account of the Fixed Account at a time other than during the 30 day period after a Guarantee Period expires will be subject to a Market Value Adjustment. If any transfer reduces the value of a Sub-account of the Fixed Account to less than $500, the Company will treat the request as a transfer of the entire Sub-account value.

    The Company reserves the right to waive transfer restrictions.

DOLLAR COST AVERAGING

    Transfers may be made automatically through Dollar Cost Averaging prior to the Payout Start Date. Dollar Cost Averaging permits the Owner to transfer a specified amount every month from the one year Guarantee Period Sub-account of the Fixed Account, to any Sub-account of the Variable Account. Transfers made through Dollar Cost Averaging must be $50 or more. Dollar Cost Averaging cannot be used to transfer amounts to the Fixed Account. Transfers made through Dollar Cost Averaging are not subject to a Market Value Adjustment. In addition, such transfers are not assessed a $10 charge and are not included in the twelve free transfers per Contract Year.

    The theory of Dollar Cost Averaging is that, if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in the Dollar Cost Averaging program does not assure you of a greater profit from your purchases under the program; nor will it prevent or alleviate losses in a declining market.

AUTOMATIC FUND REBALANCING

    Transfers may be made automatically through Automatic Fund Rebalancing prior to the Payout Start Date. By electing Automatic Fund Rebalancing, all of the money allocated to Sub-accounts of the Variable Account will be rebalanced to the desired allocation on a quarterly basis, determined from the first date that you decide to rebalance. Each quarter, money will be transferred among Sub-accounts of the Variable Account to achieve the desired allocation.

    The desired allocation will be the allocation initially selected, unless subsequently changed. You may change the allocation at any time by giving us written notice. The new allocation will be effective with the first rebalancing that occurs after we receive the written request. We are not responsible for rebalancing that occurs prior to receipt of the written request.

    Transfers made through Automatic Fund Rebalancing are not assessed a $10 charge and are not included in the twelve free transfers per Contract Year.

    Any money allocated to the Fixed Account will not be included in the rebalancing.

                          BENEFITS UNDER THE CONTRACT

WITHDRAWALS

    You may withdraw all or part of the Contract Value at any time prior to the earlier of the death of the Owner (or the Annuitant if the Owner is not a natural person) or the Payout Start Date. The amount available for withdrawal is the Contract Value next computed after the Company receives the request for a withdrawal at its home office, adjusted by any applicable Market Value Adjustment, less any withdrawal charges, contract maintenance charges and any premium taxes. Withdrawals from the Variable Account will be paid within seven days of receipt of the request, subject to postponement in certain circumstances. See "Delay of Payments," page 17.

    Money can be withdrawn from the Variable Account or the Fixed Account. To complete the partial withdrawal from the Variable Account, the Company will redeem Accumulation Units in an amount equal to the withdrawal and any applicable withdrawal charge and premium taxes. The Owner must name the Investment Alternative from which the withdrawal is to be made. If none is named, then the withdrawal request is incomplete and cannot be honored.

    The minimum partial withdrawal is $50. If any withdrawal reduces the value of any Sub-account of the Fixed Account to less than $500, we will treat the request as a withdrawal of the entire Sub-account value. If the Contract Value after a partial withdrawal would be less than $1,000, then the Company will treat the request as one for termination of the Contract and the entire Contract Value, adjusted by any Market Value Adjustment, less any charges and premium taxes, will be paid out.

    Partial withdrawals may also be taken automatically through Systematic Withdrawals on a monthly, quarterly, semi-annual or annual basis. Systematic Withdrawals of $50 or more may be requested at any time prior to the Payout
Start Date. At the Company's discretion, Systematic Withdrawals may not be offered in conjunction with Dollar Cost Averaging or Automatic Fund Rebalancing.

    Partial and full withdrawals may be subject to income tax and a 10% tax penalty. This tax and penalty are explained in "Federal Tax Matters," on page 17.

    After the Payout Start Date, withdrawals are only permitted when payments from the Variable Account are being made that do not involve life contingencies. In that case, you may terminate the Variable Account portion of the income payments at any time and receive a lump sum equal to the commuted balance of the remaining variable payments due, less any applicable withdrawal charge.

INCOME PAYMENTS
PAYOUT START DATE FOR INCOME PAYMENTS


    The Payout Start Date is the day that income payments will start under the Contract. You may change the Payout Start Date at any time by notifying the Company in writing of the change at least 30 days before the scheduled Payout Start Date. The Payout Start Date must be (a) at least one month after the issue date; and (b) no later than the day the Annuitant reaches age 85.

VARIABLE ACCOUNT INCOME PAYMENTS

    The amount of Variable Account income payments depends upon the investment experience of the Sub-accounts selected by the Owner and any premium taxes, the age and sex of the Annuitant, and the Income Plan chosen. The Company guarantees that the amount of the income payment will not be affected by (1) actual mortality experience and (2) the amount of the Company's administration expenses.


    The Contracts offered by this prospectus contain income payment tables that provide for different benefit payments to men and women of the same age. Nevertheless, in accordance with the U.S. Supreme Court's decision in ARIZONA GOVERNING COMMITTEE V. NORRIS, in certain employment-related situations, annuity tables that do not vary on the basis of sex will be used.


    The total income payments received may be more or less than the total purchase payments made because (a) Variable Account income payments vary with the investment results of the underlying Funds, and (b) Annuitants may not live as long as, or may live longer than, expected.

    The Income Plan option selected will affect the dollar amount of each income payment. For example, if an Income Plan for a Life Income is chosen, the income payments will be greater than income payments under an Income Plan for a Life Income with Guaranteed Payments.

    If the actual net investment experience of the Variable Account is less than the assumed investment rate, then the dollar amount of the income payments will decrease. The dollar amount of the income payments will stay level if the net investment experience equals the assumed investment rate and the dollar amount of the income payments will increase if the net investment experience exceeds the assumed investment rate. For purposes of the Variable Account income payments, the assumed investment rate is 3 percent. For more detailed information as to how Variable Account income payments are determined see the Statement of Additional Information.

FIXED AMOUNT INCOME PAYMENTS

    Income payment amounts derived from any monies allocated to Sub-accounts of the Fixed Account during the accumulation phase are fixed for the duration of the Income Plan. The fixed amount income payment amount is calculated by applying the portion of the Contract Value in the Fixed Account on the Payout Start Date, adjusted by any Market Value Adjustment and less any applicable premium tax, to the greater of the appropriate value from the income payment table selected or such other value as we are offering at that time.

INCOME PLANS

    The Income Plans include:

    INCOME PLAN 1 -- LIFE INCOME WITH GUARANTEED PAYMENTS

    The Company will make payments for as long as the Annuitant lives. If the Annuitant dies before the selected number of guaranteed payments have been made, the Company will continue to pay the remainder of the guaranteed payments.

    INCOME PLAN 2 -- JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS

    The Company will make payments for as long as either the Annuitant or Joint Annuitant, named at the time of Income Plan selection, is living. If both the Annuitant and the Joint Annuitant die before the selected number of guaranteed payments have been made, the Company will continue to pay the remainder of the guaranteed payments.

    INCOME PLAN 3 -- GUARANTEED NUMBER OF PAYMENTS

    The Company will make payments for a specified number of months beginning on the Payout Start Date. These payments do not depend on the Annuitant's life. The number of months guaranteed may be from 60 to 360. The mortality and expense risk charge will be deducted from Variable Account assets supporting these payments even though the Company does not bear any mortality risk.

    The Owner may change the Income Plan until 30 days before the Payout Start Date. If an Income Plan is chosen which depends on the Annuitant or Joint Annuitant's life, proof of age will be required before income payments begin. Applicable premium taxes will be assessed.


    In the event that an Income Plan is not selected, the Company will make income payments in accordance with Income Plan 1 with Guaranteed Payments for 120 Months. At the Company's discretion, other Income Plans may be available upon request. The Company currently uses sex-distinct annuity tables. However, if legislation is passed by Congress or the State of New York, the Company reserves the right to use income payment tables which do not distinguish on the basis of sex. Special rules and limitations may apply to certain qualified contracts.


    If the Contract Value to be applied to an Income Plan is less than $2,000, or if the monthly payments determined under the Income Plan are less than $20, the Company may pay the Contract Value adjusted by any Market Value Adjustment and less any applicable taxes, in a lump sum or change the payment frequency to an interval which results in income payments of at least $20.

                                 DEATH BENEFITS

DISTRIBUTION UPON DEATH PAYMENT PROVISIONS

    A distribution upon death may be paid to the Owner determined immediately after the death if, prior to the Payout Start Date:

    - any Owner dies; or

    - the Annuitant dies and the Owner is not a natural person.

    If the Owner eligible to receive a distribution upon death is not a natural person, then the Owner may elect to receive the distribution upon death in one or more distributions. Otherwise, if the Owner is a natural person, the Owner may elect to receive a distribution upon death in one or more distributions or periodic payments through an Income Plan.

    A death benefit will be paid: 1) if the Owner elects to receive the death benefit in a single payment distributed within 180 days of the date of death; and 2) if the death benefit is paid as of the day the value of the death benefit is determined. Otherwise, the settlement value will be paid. The settlement value is the same amount that would be paid in the event of withdrawal of the Contract Value. The Company will calculate the settlement value at the end of the Valuation Period coinciding with the requested distribution date for payment or on the mandatory distribution date of 5 years after the date of death. In any event, the entire distribution upon death must be distributed within five years after the date of death unless an Income Plan is selected or a surviving spouse continues the Contract in accordance with the following sections:

    Payments from the Income Plan must begin within one year of the date of death and must be payable throughout:

    - the life of the Owner; or

    - a period not to exceed the life expectancy of the Owner; or

    - the life of the Owner with payments guaranteed for a period not to exceed the life expectancy of the Owner.

    If the surviving spouse of the deceased Owner is the new Owner, then the spouse may elect one of the options listed above or may continue the Contract in the accumulation phase as if the death had not occurred. The Company will only permit the Contract to be continued once. If the Contract is continued in the accumulation phase, the surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge. However, any applicable Market Value Adjustment, determined as of the date of the withdrawal, will apply.

DEATH BENEFIT AMOUNT

    Prior to the Payout Start Date, the death benefit is equal to the greatest of:

    (a) the Contract Value on the date the Company determines the death benefit; or


    (b) the amount that would have been payable in the event of a full withdrawal of the Contract Value on the date the Company determines the death benefit; or



    (c) the Contract Value on the Death Benefit Anniversary immediately preceding the date we determine the death benefit adjusted by any purchase payments, withdrawals and charges made between such Death Benefit Anniversary and the date we determine the death benefit.



    (d) the greatest of the anniversary values as of the date we determine the death benefit. The anniversary value is equal to the Contract Value on a Contract Anniversary, increased by purchase payments made since that anniversary and reduced by the amount of any partial withdrawals since that anniversary. Anniversary values will be calculated for each Contract Anniversary prior to the earlier of: (i) the date we determine the death benefit, or (ii) the deceased's attained age 75 or 5 years after the date the Contract was established, if later.


    The value of the death benefit will be determined at the end of the Valuation Period during which the Company receives a complete request for payment of the death benefit, which includes due proof of death.

    The Company will not settle any death claim until it receives due proof of death.

                          CHARGES AND OTHER DEDUCTIONS

DEDUCTIONS FROM PURCHASE PAYMENTS

    No deductions are made from purchase payments. Therefore, the full amount of every purchase payment is invested in the Investment Alternative(s).

WITHDRAWAL CHARGE (CONTINGENT DEFERRED SALES CHARGE)

    You may withdraw the Contract Value at any time before the earliest of the Payout Start Date, the death of any Owner or, if the Owner is not a natural person, the death of the Annuitant.

    There are no withdrawal charges on amounts withdrawn up to 10% of the amount of purchase payments. Amounts withdrawn in excess of this may be subject to a withdrawal charge. Amounts not subject to a withdrawal charge and not withdrawn in a Contract Year are not carried over to later Contract Years. Withdrawal charges, if applicable, will be deducted from the amount paid.

    For purposes of calculating the amount of the withdrawal charge, withdrawals are assumed to come from purchase payments first, beginning with the oldest payment. Withdrawals made after all purchase payments have been withdrawn, will not be subject to a withdrawal charge. For partial withdrawals, the Contract Value will be adjusted to reflect the amount of payment received by the Owner, any withdrawal charge, any applicable taxes and any Market Value Adjustment.


    Withdrawals in excess of the preferred withdrawal amount will be subject to a withdrawal charge as set forth below:


                                   COMPLETE YEARS SINCE
                                  PURCHASE PAYMENT BEING                                     APPLICABLE WITHDRAWAL
                                    WITHDRAWN WAS MADE                                         CHARGE PERCENTAGE
-------------------------------------------------------------------------------------------  ---------------------
0 YEARS....................................................................................               6%
1 YEAR.....................................................................................               6%
2 YEARS....................................................................................               5%
3 YEARS....................................................................................               5%
4 YEARS....................................................................................               4%
5 YEARS....................................................................................               4%
6 YEARS....................................................................................               3%
7 YEARS OR MORE............................................................................               0%

    Withdrawal charges will be used to pay sales commissions and other promotional or distribution expenses associated with the marketing of the Contracts. The Company does not anticipate that the withdrawal charges will cover all distribution expenses in connection with the Contract.

    In addition, federal and state income tax may be withheld from withdrawal amounts. Certain terminations may also be subject to a federal tax penalty. See "Federal Tax Matters," page 17.

    The Company reserves the right to waive the withdrawal charge with respect to Contracts issued to employees and registered representatives of any broker-dealer that has entered into a sales agreement with Allstate Life Financial Services, Inc. ("ALFS") to sell the Contracts and all wholesalers and their employees that are under agreement with ALFS to wholesale the Contract. In addition, the Company will waive any withdrawal charge prior to the Payout Start Date if at least 30 days after the Contract Date any Owner (or Annuitant if the Owner is not a natural person) is first confined to a long term care facility or hospital for at least 90 consecutive days, confinement is prescribed by a physician and is medically necessary, and the request for a withdrawal and adequate written proof of confinement are received by us no later than 90 days after discharge. The withdrawal charge will also be waived on withdrawals taken to satisfy IRS required minimum distribution rules for this Contract.

CONTRACT MAINTENANCE CHARGE

    A contract maintenance charge is deducted annually from the Contract Value to reimburse the Company for its actual costs in maintaining each Contract and the Variable Account. The Company guarantees that the amount of this charge will not exceed $35 per Contract Year over the life of the Contract. This charge will be waived if the total purchase payments are $50,000 or more on a Contract Anniversary or if all money is allocated to the Fixed Account on the Contract Anniversary.

    Maintenance costs include but are not limited to expenses incurred in billing and collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit and Annuity Unit values; and issuing reports to Owners and regulatory agencies. The Company does not expect to realize a profit from this charge.

    On each Contract Anniversary prior to the payout start date, the contract maintenance charge will be deducted from Sub-accounts of the Variable Account in the same proportion that the Owner's value in each bears to the total value in all Sub-accounts of the Variable Account. After the Payout Start Date, a pro rata share of the annual contract maintenance charge will be deducted from each income payment. For example, 1/12 of the $35, or $2.92, will be deducted if there are twelve income payments during the Contract Year. A full contract maintenance charge will be deducted if the Contract is terminated on any date other than a Contract Anniversary.

ADMINISTRATIVE EXPENSE CHARGE

    The Company will deduct an administrative expense charge which is equal, on an annual basis, to .10% of the daily net assets you have allocated to the Sub-accounts of the Variable Account. This charge is designed to cover actual administrative expenses which exceed the revenues from the contract maintenance charge. The Company does not intend to profit from this charge. The Company believes that the administrative expense charge and contract maintenance charge have been set at a level that will recover no more than the actual costs associated with administering the Contracts. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributable to that Contract.

MORTALITY AND EXPENSE RISK CHARGE

    The Company will deduct a mortality and expense risk charge which is equal, on an annual basis, to 1.35% of the daily net assets you have allocated to the Sub-accounts of the Variable Account. The Company estimates that .95% is attributable to the assumption of mortality risks and .40% is attributable to the assumption of expense risks. The Company guarantees that the amount of this charge will not increase over the life of the Contract.

    The mortality risk arises from the Company's guarantee to cover all death benefits and to make income payments in accordance with the Income Plan selected and the Income Payment Tables.

    The expense risk arises from the possibility that the contract maintenance and administrative expense charge, both of which are guaranteed not to increase, will be insufficient to cover actual administrative expenses.

    If the mortality and expense risk charge is insufficient to cover the Company's mortality costs and excess expenses, the Company will bear the loss. If the charge is more than sufficient, the Company will retain the balance as profit. The Company currently expects a profit from this charge. Any such profit, as well as any other profit realized by the Company and held in its general account (which supports insurance and annuity obligations), would be available for any proper corporate purpose, including, but not limited to, payment of distribution expenses.

TAXES


    The Company will deduct applicable state premium taxes or other similar policyholder taxes relative to the Contract (collectively referred to as "premium taxes") either at the Payout Start Date, or when a total withdrawal occurs. The Company reserves the right to deduct premium taxes from the purchase payments. Currently, no deductions are made because New York does not charge premium taxes on annuities.



    At the Payout Start Date, the charge for applicable premium taxes will be deducted from each Investment Alternative in the proportion that the Owner's value in the Investment Alternative bears to the total Contract Value.


TRANSFER CHARGES

    The Company reserves the right to assess a $10 charge on each transfer in excess of twelve per Contract Year, excluding transfers through Dollar Cost Averaging and Automatic Fund Rebalancing. The Company is presently waiving this charge.

FUND EXPENSES

    A complete description of the expenses and deductions from the Funds is found in the prospectus for the Fund Series. This prospectus is accompanied by the prospectus for the Fund Series.

                                GENERAL MATTERS

OWNER

    The Owner has the sole right to exercise all rights and privileges under the Contract, except as otherwise provided in the Contract. The Contract cannot be jointly owned by both a non-natural person and a natural person.

BENEFICIARY

    Subject to the terms of any irrevocable Beneficiary designation, the Owner may change the Beneficiary at any time by notifying the Company in writing. Any change will be effective at the time it is signed by the Owner, whether or not the Annuitant is living when the change is received by the Company. The Company will not, however, be liable as to any payment or settlement made prior to receiving the written notice.

    Unless otherwise provided in the Beneficiary designation, if a Beneficiary predeceases the Owner and there are no other surviving beneficiaries, the new Beneficiary will be: the Owner's spouse if living; otherwise, the Owner's children, equally, if living; otherwise, the Owner's estate. Multiple Beneficiaries may be named. Unless otherwise provided in the Beneficiary designation, if more than one Beneficiary survives the Owner, the surviving Beneficiaries will share equally in any amounts due.

ASSIGNMENTS

    The Company will not honor an assignment of an interest in a Contract as collateral or security for a loan. Otherwise, the Owner may assign benefits under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are due.

No assignment will bind the Company unless it is signed by the Owner and filed with the Company. The Company is not responsible for the validity of an assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments.

DELAY OF PAYMENTS

    Payment of any amounts due from the Variable Account under the Contract will occur within seven days, unless:

    1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

    2. An emergency exists as defined by the Securities and Exchange Commission; or

    3. The Securities and Exchange Commission permits delay for the protection of the Owners.

    Payments or transfers from the Fixed Account may be delayed for up to 6 months.

MODIFICATION

    The Company may not modify the Contract without the consent of the Owner except to make the Contract meet the requirements of the Investment Company Act of 1940, or to make the Contract comply with any changes in the Internal Revenue Code or to make any changes required by the Code or by any other applicable law.

CUSTOMER INQUIRIES

    The Owner or any persons interested in the Contract may make inquiries regarding the Contract by calling or writing your representative or the Company at:


                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                              POST OFFICE BOX 9095
                          FARMINGVILLE, NEW YORK 11738
                                1-(800)


                              FEDERAL TAX MATTERS

INTRODUCTION

    THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. THE COMPANY MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT. Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ANNUITIES IN GENERAL
TAX DEFERRAL

    Generally, an annuity contract owner is not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where (1) the owner is a natural person, (2) the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department Regulations, and
(3) the issuing insurance company, instead of the annuity owner, is considered the owner for federal income tax purposes of any separate account assets funding the contract.

NON-NATURAL OWNERS

    As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes and the income on such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. There are several exceptions to the general rule for contracts owned by non-natural persons which are discussed in the Statement of Additional Information.

DIVERSIFICATION REQUIREMENTS

    For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" in accordance with the standards provided in the Treasury regulations. If the investments in the Variable Account are not adequately diversified, then the Contract will not be treated as an annuity contract for federal income tax purposes and the Owner will be taxed on the excess of the Contract Value over the investment in the Contract. Although the Company does not have control over the Funds or their investments, the Company expects the Funds to meet the diversification requirements.

OWNERSHIP TREATMENT

    In connection with the issuance of the regulations on the adequate diversification standards, the Department of the Treasury announced that the regulations do not provide guidance concerning the extent to which contract owners may direct their investments among

Sub-accounts of a variable account. The Internal Revenue Service has previously stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, Treasury announced that guidance would be issued in the future regarding the extent that owners could direct their investments among Sub-accounts without being treated as owners of the underlying assets of the Variable Account. As of the date of this prospectus, no such guidance has been issued.

    The ownership rights under this contract are similar to, but different in certain respects from, those described by the Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of this contract has the choice of more investment options to which to allocate premiums and contract values, and may be able to transfer among investment options more frequently than in such rulings. These differences could result in the contract owner being treated as the owner of the assets of the Variable Account. In those circumstances, income and gains from the Variable Account assets would be includible in the Contract Owners' gross income. In addition, the Company does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. It is possible that Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The Company, therefore, reserves the right to modify the Contract as necessary to attempt to prevent the Owner from being considered the federal tax owner of the assets of the Variable Account. However, the Company makes no guarantee that such modification to the contract will be successful.


TAXATION OF PARTIAL AND FULL WITHDRAWALS


    In the case of a partial withdrawal under a non-qualified contract, amounts received are taxable to the extent the contract value before the withdrawal exceeds the investment in the contract. The investment in the contract is the gross premium or other consideration paid for the contract reduced by any amounts previously received from the contract to the extent such amounts were properly excluded from the owner's gross income. In the case of a partial withdrawal under a qualified contract, the portion of the payment that bears the same ratio to the total payment that the investment in the contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the contract value, can be excluded from income. In the case of a full withdrawal under a non-qualified contract or a qualified contract, the amount received will be taxable only to the extent it exceeds the investment in the contract. If an individual transfers an annuity contract without full and adequate consideration to a person other than the individual's spouse (or to a former spouse incident to a divorce), the owner will be taxed on the difference between the contract value and the investment in the contract at the time of transfer. Other than in the case of certain qualified contracts, any amount received as a loan under a contract, and any assignment or pledge (or agreement to assign or pledge) of the contract value is treated as a withdrawal of such amount or portion. The contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the contract value. As described elsewhere in the prospectus, the Company imposes certain charges with respect to the death benefit. It is possible that some portion of those charges could be treated for federal tax purposes as a partial withdrawal from the contract.

TAXATION OF ANNUITY PAYMENTS


    Generally, the rule for income taxation of payments received from an annuity contract provides for the return of the owner's investment in the contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. In the case of variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the contract by the total number of expected payments. In the case of fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the contract. Once the total amount of the investment in the contract is excluded using these ratios, the annuity payments will be fully taxable. If annuity payments cease because of the death of the annuitant before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction to the Owner for the last taxable year.


TAXATION OF ANNUITY DEATH BENEFITS

    Amounts may be distributed from an annuity contract because of the death of an owner or annuitant. Generally, such amounts are includible in income as follows: (1) if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal or (2) if distributed under an annuity option, the amounts are taxed in the same manner as an annuity payment.

PENALTY TAX ON PREMATURE DISTRIBUTIONS

    There is a 10% penalty tax on the taxable amount of any premature distribution from a non-qualified annuity contract. The penalty tax generally applies to any distribution made prior to the owner attaining age 59 1/2. However, there should be no penalty tax on distributions to owners (1) made on or after the owner attains age 59 1/2; (2) made as a result of the owner's death or disability; (3) made in substantially equal periodic payments over life or life expectancy; (4) made under an immediate annuity; or (5) attributable to an investment in the contract before August 14, 1982. Similar rules apply for distributions under certain qualified contracts. A competent tax advisor should be consulted to determine if any other exceptions to the penalty apply to your specific circumstances.

AGGREGATION OF ANNUITY CONTRACTS

    All non-qualified deferred annuity contracts issued by the Company (or its affiliates) to the same owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

TAX QUALIFIED CONTRACTS

    Annuity contracts may be used as investments with certain tax qualified plans such as: (1) Individual Retirement Annuities under Section 408(b) of the Code; (2) Simplified Employee Pension Plans under Section 408(k) of the Code;
(3) Tax Sheltered Annuities under Section 403(b) of the Code; (4) Corporate and Self Employed Pension and Profit Sharing Plans; and (5) State and Local Government and Tax-Exempt Organization Deferred Compensation Plans. In the case of certain tax qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the contract.

RESTRICTIONS UNDER SECTION 403(B) PLANS

    Section 403(b) of the Code provides for tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. In accordance with the requirements of Section 403(b), any annuity contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only after the employee attains age 59 1/2, separates from service, dies, becomes disabled or on account of hardship
(earnings on salary reduction contributions may not be distributed on the account of hardship). These limitations do not apply to withdrawals where the Company is directed to transfer some or all of the contract value to another
Section 403(b) plans.

INCOME TAX WITHHOLDING

    The Company is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless an individual elects to make a "direct rollover" of such amounts to another qualified plan or Individual Retirement Account or Annuity (IRA). Eligible rollover distributions generally include all distributions from qualified contracts, excluding IRAs, with the exception of (1) required minimum distributions, or (2) a series of substantially equal periodic payments made over a period of at least 10 years, or the life (joint lives) of the participant (and beneficiary). For any distributions from non-qualified annuity contracts, or distributions from qualified contracts which are not considered eligible rollover distributions, the Company may be required to withhold federal and state income taxes unless the recipient elects not to have taxes withheld and properly notifies the Company of such election.

                         DISTRIBUTION OF THE CONTRACTS


    Allstate Life Financial Services, Inc. ("ALFS"), 3100 Sanders Road, Northbrook Illinois, an indirect wholly owned subsidiary of Allstate Insurance Company, acts as the principal underwriter of the Contracts. ALFS is registered as a broker-dealer under the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. on June 30, 1993. Contracts are sold by registered representatives of broker-dealers or bank employees who are licensed insurance agents appointed by the Company, either individually or through an incorporated insurance agency. Contracts may be sold by representatives or employees of banks which may be acting as broker-dealers without separate registration under the Securities Exchange Act of 1934, pursuant to legal and regulatory exceptions.



    Commissions paid may vary, but in aggregate are not anticipated to exceed 6.75% of any purchase payment. In addition, under certain circumstances, certain sellers of the Contracts may be paid persistency bonuses which will take into account, among other things, the length of time purchase payments have been held under a Contract, and the amount of purchase payments. A persistency bonus is not expected to exceed .25%, on an annual basis, of the purchase payments considered in connection with the bonus. These commissions are intended to cover distribution expenses. All Commissions are paid by the Company and not by the separate account.


    The underwriting agreement with ALFS provides for indemnification of ALFS by the Company for liability to Owners arising out of services rendered or Contracts issued.

                                 VOTING RIGHTS

    The Owner or anyone with a voting interest in the Sub-account of the Variable Account may instruct the Company on how to vote at shareholder meetings of the Fund Series. The Company will solicit and cast each vote according to the procedures set up by the Fund Series and to the extent required by law. The Company reserves the right to vote the eligible shares in its own right, if subsequently permitted by the Investment Company Act of 1940, its regulations or interpretations thereof.

    Fund shares as to which no timely instructions are received will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Sub-account. Voting instructions to abstain on any item to be voted upon will be applied on a pro-rata basis to reduce the votes eligible to be cast.

    Before the Payout Start Date, the Owner holds the voting interest in the Sub-account of the Variable Account (The number of votes for the Owner will be determined by dividing the Contract Value attributable to a Sub-account by the net asset value per share of the applicable eligible Fund.)

    After the Payout Start Date, the person receiving income payments has the voting interest. After the Payout Start Date, the votes decrease as income payments are made and as the reserves for the Contract decrease. That person's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Sub-account by the net asset value per share of the corresponding eligible Fund.

                            SELECTED FINANCIAL DATA

    The following selected financial data for the Company should be read in conjunction with the financial statements and notes thereto included in this Prospectus beginning on page F-1.


                  ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                            SELECTED FINANCIAL DATA
                                 (IN THOUSANDS)



YEAR-END FINANCIAL DATA                                                                     1994       1993       1992
----------------------------------------------------------------------------------------  ---------  ---------  ---------
For The Years Ended December 31:
  Income Before Taxes...................................................................  $          $          $
  Net Income............................................................................
As of December 31:
    Total Assets(1).....................................................................


------------


(1) The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" on December 31, 1993. See Note 3 to the Financial Statements.



                                  COMPETITION



    The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities competing in the sale of insurance and annuities. There are approximately 2,000 stock, mutual and other types of insurers in business in the United States. Several independent rating agencies regularly evaluate life insurer's claims-paying ability, quality of investments and overall stability. A.M. Best Company assigns A+g (Superior) to the Company. A.M. Under Best's rating policy and procedure, the Company is assigned the Best's rating of its parent Company, and is based on the consolidated performance of the parent and its subsidiary. Standard & Poor's Insurance Rating Services assigns AA+ (Excellent) to the Company and Moody's assigns an Aa3 (Excellent) financial stability rating to the Company. These ratings do not relate to the investment performance of the Variable Account.


                                   EMPLOYEES


    As of December 31, 1994, the Company has approximately 72 employees at its home office in Farmingville, New York who work primarily on the Company's matters.


                                   PROPERTIES


    The Company occupies office space in Farmingville, New York which is owned by its parent company.


                          STATE AND FEDERAL REGULATION


    The insurance business of the Company is subject to comprehensive and detailed regulation and supervision in the State of New York. The laws of New York establish a supervisory agency with broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Each insurance company is required to file detailed annual reports with the supervisory agency and its operations and accounts are subject to examination by such agency at regular intervals.



    Under insurance guaranty fund law, for the State of New York, insurers doing business therein can be assessed up to prescribed limits for contract owner losses incurred as a result of company insolvencies. The amount of any future assessments on the Company under these laws cannot be reasonably estimated. These laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.



    In addition, the State of New York regulates affiliated groups of insurers, such as the Company and its affiliates, under insurance holding company legislation. Under such laws, intercompany transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies.

    Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, controls on medical care costs, removal of barriers preventing banks from engaging in the securities and insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles, and proposed legislation to prohibit the use of gender in determining insurance and pension rates and benefits.

                EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

    The directors and executive officers are listed below, together with information as to their ages, dates of election and principal business occupations during the last five years (if other than their present business occupations).


LOUIS G. LOWER, II, 50, Chief Executive Officer and Chairman of the Board
(1992)*



    He is also President and Chairman of the Board of Directors of Allstate Life Insurance Company, Northbrook Life Insurance Company, Glenbrook Life and Annuity Company, Glenbrook Life Insurance Company, and The Northbrook Corporation; Chairman of the Board of Directors and Chief Executive Officer of Surety Life Insurance Company and Lincoln Benefit Life Company; Chairman of the Board of Directors of Allstate Settlement Corporation; Director and Senior Vice President of Allstate Insurance Company; Vice President of the Allstate Foundation; and Director of Allstate Life Financial Services, Inc., Allstate Indemnity Company, Allstate Property and Casualty Insurance Company, Deerbrook Insurance Company, Northbrook Indemnity Company, Northbrook National Insurance Company, Northbrook Property and Casualty Insurance Company, Allstate International, Inc. and Saison Life Insurance Company, Ltd. Prior to 1990, he was Executive Vice President of Allstate Life Insurance Company. From 1992 to 1995, in addition to his position as Chairman of the Board, he was also President of the Company.



MICHAEL J. VELOTTA, 49, Vice President, Secretary, General Counsel, and Director
(1993)*



    He is also Vice President, Secretary, General Counsel and Director of Allstate Life Insurance Company, Northbrook Life Insurance Company, Glenbrook Life Insurance Company and Glenbrook Life and Annuity Company; Secretary and Director of Allstate Settlement Corporation, Allstate Life Financial Services, Inc. and The Northbrook Corporation; and Director of Surety Life Insurance Company and Lincoln Benefit Life Company. Prior to 1993, he was Vice President and Assistant General Counsel of Allstate Insurance Company.



PETER H. HECKMAN, 50, Vice President and Director (1992)*



    He is also Vice President and Director of Allstate Life Insurance Company, Northbrook Life Insurance Company, Glenbrook Life Insurance Company, Allstate Settlement Corporation and Glenbrook Life and Annuity Company; Vice President and Controller of The Northbrook Corporation; and Director of Surety Life Insurance Company and Lincoln Benefit Life Company. Prior to 1992, he was Vice President and Director of Allstate Life Insurance Company, Northbrook Life Insurance Company, Glenbrook Life Insurance Company and Glenbrook Life and Annuity Company.



JAMES J. BRAZDA, 51, Chief Administrative Officer and Director (1983)*



    James J. Brazda is also a Department Manager for Allstate Life Insurance Company.



TIMOTHY H. PLOHG, 49, Vice President and Director (1995)*



    Timothy H. Plohg is also Vice President and Director of Allstate Life Insurance Company. Prior to 1995, he was Vice President of the ALSC; Assistant Vice President Sales, Regional Vice President.



MARCIA D. ALAZRAKI, 54, Director (1993)*



    Marcia D. Alazrski is an attorney practicing with the firm of Simpson, Thacher & Bartlett, New York, New York. Prior to 1991, she practiced with the firm of Shea & Gould, New York, New York.



JOSEPH F. CARLINO, 78, Director (1983)*



    Joseph F. Carlino  is a  self-employed practicing attorney  in Mineola,  New
York.



CLEVELAND JOHNSON, JR., 60, Director (1983)*



    Cleveland Johnson, Jr. is currently a Business Development Advocate for the Town of Islip, Division of Economic Development. Previously he was a Vice President with State University of New York in Farmingdale, New York.



PHILLIP E. LAWSON, 42, Director (1994)*



    Phillip E. Lawson is also a Regional Vice President of Allstate Insurance Company. Prior to 1990, he was a Director of Allstate Insurance Company.



GERARD F. MCDERMOTT, 49, Director (1995)*



    Gerard F. McDermott is also a Regional Vice president of Allstate Insurance Company. Prior to 1992, he held various management positions.

JOSEPH P. MCFADDEN, 56, Director (1992)*



    Joseph  P.  McFadden  is  also  a  Territorial  Vice  President  of Allstate
Insurance Company. Prior to 1992, he was a Claim Vice President of Allstate Insurance Company.



JOHN R. RABEN, JR., 50, Director (1988)*



    John R. Raben, Jr. is a Vice President & Municipal Bond/Public Finance Liaison with J.P. Morgan Securities, Inc.



THEODORE A. SCHNELL, 47, Director (1995)*



    Theodore A. Schnell is also Assistant Treasurer of Glenbrook Life & Annuity Company, Glenbrook Life Insurance Company and Allstate Life Insurance Company.



SALLY A. SLACKE, 62, Director (1983)*



    Sally A. Slacke is also President of Slacke Test Boring, Inc.



CASEY J. SYLLA, 52, Chief Investment Officer (1995)*



    Casey J. Sylla is also Director of Allstate Insurance Company, Allstate Indemnity Company, Allstate Property and Casualty Insurance Company, Deerbrook Insurance Company, First Assurance Company, Northbrook Indemnity Company, Northbrook National Insurance Company, Northbrook Property and Casualty Insurance Company. He is also Chief Investment Officer of Glenbrook Life and Annuity Company, Allstate Settlement Corporation, The Northbrook Corporation, Allstate Insurance Company, Allstate Indemnity Company, Allstate Property and Casualty, Deerbrook Insurance Company, First Assurance Company, Northbrook Indemnity Company, Northbrook National Insurance Company, Northbrook Property and Casualty Insurance Company. Prior to 1995, he was Senior Vice President and Executive Officer Investments for Northwestern Mutual Life Insurance Company.


BARRY S. PAUL, 40, Assistant Vice President and Controller (1992)*


    He is also Assistant Vice President and Controller of Allstate Life Insurance Company, Northbrook Life Insurance Company, Glenbrook Life and Annuity Company and Glenbrook Life Insurance Company. Prior to 1992, he was Assistant Vice President of Allstate Life Insurance Company and Northbrook Life Insurance Company.



JAMES P. ZILS, 44, Treasurer (1995)*



    James P. Zils is also Treasurer of Allstate Life Financial Services, Inc., Allstate Settlement Corporation, Allstate Life Insurance Company, Glenbrook Life and Annuity Company, Glenbrook Life Insurance Company, Northbrook Life Insurance Company, The Northbrook Corporation. He is Treasurer and Vice President of AEI Group, Inc., Allstate International Inc., Allstate Motor Club, Inc., Direct Marketing Center, Inc., Enterprises Services Corporation, The Allstate Foundation, Forestview Mortgage Insurance Company, Allstate Indemnity Company, Allstate Property and Casualty, Deerbrook Insurance Company, First Assurance Company, Northbrook Indemnity Company, Northbrook National Insurance Company, Northbrook Property and Casualty Insurance Company. Prior to 1995 he was Vice President of Allstate Life Insurance Company. Prior to 1993 he held various management positions.


* Date elected/appointed to current office.
                             EXECUTIVE COMPENSATION


    Executive officers of the Company also serve as officers of its parent company and receive no compensation directly from the Company. Some of the officers also serve as officers of other companies affiliated with the Company. Allocations have been made as to each individual's time devoted to his or her duties as an executive officer of the Company. However, no officer's compensation allocated to the Company exceeded $100,000 in 1994. The allocated cash compensation of all officers of the Company as a group for services rendered in  all  capacities  to  the Company  during  1994  totaled  $9,216.31.
Directors of the Company receive no compensation in addition to their compensation as employees of the Company.



SUMMARY COMPENSATION TABLE

                                      ANNUAL COMPENSATION                                            LONG TERM COMPENSATION
                                                                                                  ----------------------------
                                                                                                AWARDS               PAYOUTS
                                                                                     ----------------------------  -----------
                                                                                                        (G)
                             -------------------------------------        (E)            (F)        SECURITIES         (H)
                                                                     OTHER ANNUAL    RESTRICTED     UNDERLYING        LTIP
            (A)                  (B)          (C)          (D)       COMPENSATION       STOCK        OPTIONS/        PAYOUTS
NAME AND PRINCIPAL POSITION     YEAR       SALARY($)    BONUS($)           $          AWARD(S)        SARS(#)          ($)
---------------------------      ---      -----------  -----------  ---------------  -----------  ---------------  -----------
Louis G. Lower, II.........        1994    $ 389,050    $  26,950      $  25,889      $ 170,660            N/A              0
 President and Chairman            1993    $ 374,200    $ 294,683      $  52,443      $ 318,625            N/A      $  13,451
 of the Board of Directors         1992    $ 356,625            0      $  11,981      $ 206,388            N/A      $ 173,561


                                   (I)
                                ALL OTHER
            (A)               COMPENSATION
NAME AND PRINCIPAL POSITION        ($)
---------------------------  ---------------
Louis G. Lower, II.........    $   1,890(1)
 President and Chairman        $   6,296(1)
 of the Board of Directors     $   2,095(1)

------------

(1) Amount received by Mr. Lower which represents the value allocated to his account from employer contributions under The Savings and Profit Sharing Fund of Sears employees.

    Shares of the Company are not directly owned by any director or officer of the Company. The percentage of shares of The Allstate Corporation beneficially owned by any director, and by all directors and officers of the Company as a group, does not exceed one percent of the class outstanding.

                               LEGAL PROCEEDINGS

    From time to time the Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate the ultimate liability arising from such pending or threatened litigation to have a material effect on the financial condition of the Company.

                                    EXPERTS


    The financial statements and financial statement schedule of the Company have been audited by Deloitte & Touche LLP, Two Prudential Plaza, 180 North Stetson Avenue, Chicago, Illinois, 60601-6779, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                 LEGAL MATTERS


    Certain legal matters relating to the federal securities laws applicable to the issue and sale of the Contracts have been passed upon by Routier and Johnson, P.C., of Washington, D.C. All matters of New York law pertaining to the Contracts, including the validity of the Contracts and the Company's right to issue such Contracts under New York insurance law, have been passed upon by Michael J. Velotta, General Counsel of the Company.

                                   APPENDIX A
                            MARKET VALUE ADJUSTMENT

    The Market Value Adjustment is based on the following:

I          =          the  Treasury Rate for a maturity equal  to the Sub-account's Guarantee Period for the week preceding the establishment of the Sub-account.

N          =          the number of  whole and partial  years from the  date we receive  the withdrawal,  or death  benefit request, or from the Payout Start  Date to the end of the Sub-account's
                      Guarantee Period.

J          =          the Treasury Rate for a maturity of length N for the week preceding the receipt of the withdrawal request, death benefit request, or income payment request. If a Note with a maturity of length N is not  available, a weighted average will  be used. If N is  one year or less, J will be the 1-year Treasury Rate.

    Treasury Rate means the U.S. Treasury Note Constant Maturity yield as reported in Federal Reserve Bulletin Release H.15.

    The Market Value Adjustment factor is determined from the following formula:

            .9 X (I-J) X N


    Any transfer, withdrawal in excess of the preferred withdrawal amount, or death benefit paid from a Sub-account of the Fixed Account will be multiplied by the Market Value Adjustment factor to determine the Market Value Adjustment.


                                  ILLUSTRATION

EXAMPLE OF MARKET VALUE ADJUSTMENT


Purchase
Payment:        $10,000
Guarantee
Period:         5 Years
Interest Rate:  4.35%
Full            End of Contract Year
Withdrawal:     3


   NOTE: THIS ILLUSTRATION ASSUMES THAT PREMIUM TAXES WERE NOT APPLICABLE.


EXAMPLE 1: (ASSUMES DECLINING INTEREST RATES)

Step 1:  Calculate Account Value at End of Contract Year 3:

                    = 10,000.00 X (1.0435)3 = $11,362.59
Step 2:  Calculate the Free Withdrawal Amount:

                    = 10% X (10,000.00) = $1,000.00

Step 3:  Calculate the Market Value Adjustment:
         I = 5.55%
         J = 5.05%
         N = 730 days = 2
         ------
         365 days

Market Value Adjustment Factor: .9 X (I-J) X N

         = .9 X (.0555 - .0505) X 2 = .009

Market Value Adjustment = Factor X Amount Subject to Market Value Adjustment:

         = .009 X (11,493.76 - 1,000) = $94.44

Step 4:  Calculate the Withdrawal Charge:

                    = .05 X (10,000.00 - 1,000.00) = $450.00

Step 5:  Calculate The Amount Received by Customers as a Result of a Full Withdrawal at the end
         of Contract Year 3:

         = 11,362.59 - 450.00 + 94.44 = $11,007.83

EXAMPLE 2: (ASSUMES RISING INTEREST RATES)

Step 1:  Calculate Account Value at End of Contract Year 3:

         = 10,000.00 X (1.0435)3 = $11,362.59

Step 2:  Calculate the Preferred Withdrawal Amount

         = 10% X (10,000.00) = $1,000.00

Step 3:  Calculate the Market Value Adjustment:
         I = 5.55%
         J = 6.05%
         N = 730 days = 2
         ----------
         365 days

Market Value Adjustment Factor: .9 X (I-J) X N

         = .9 X (.0555 - .0605) X (2) = -.009

Market Value Adjustment = Factor X Amount Subject to Market Value Adjustment:

         = -.009 X ($11,493.76 - 1,000) = -94.44

Step 4:  Calculate the Withdrawal Charge:

         = .05 X (10,000.00 - 1,000.00) = $450.00

Step 5:  Calculate The Net Withdrawl Value at End of Contract Year 3:

         = 11,362.59 - 450.00 - 94.44 = $10,828.15

             STATEMENT OF ADDITIONAL INFORMATION: TABLE OF CONTENTS


                                                                                                                      PAGE
                                                                                                                      -----
ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS.............................................................           3
REINVESTMENT.....................................................................................................           3
THE CONTRACT.....................................................................................................           4
  Purchase of Contracts..........................................................................................           4
  Performance Data...............................................................................................           4
  Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)...................................................           5
  Premium Taxes..................................................................................................           6
  Tax Reserves...................................................................................................           6
INCOME PAYMENTS..................................................................................................           6
  Calculation of Variable Annuity Unit Values....................................................................           6
GENERAL MATTERS..................................................................................................           7
  Incontestability...............................................................................................           7
  Settlements....................................................................................................           7
  Safekeeping of the Variable Account's Assets...................................................................           7
FEDERAL TAX MATTERS..............................................................................................           7
  Introduction...................................................................................................           7
  Taxation of Allstate Life Insurance Company of New York........................................................           8
  Exceptions to the Non-Natural Owner Rule.......................................................................           8
  IRS Required Distribution at Death Rules.......................................................................           8
  Qualified Plans................................................................................................           9
  Types of Qualified Plans.......................................................................................           9
VARIABLE ACCOUNT FINANCIAL STATEMENTS............................................................................          11

                                   ORDER FORM


    Please send me a copy of the most recent Statement of Additional Information for the Allstate Life of New York Separate Account A.


--------------   -------------------------------------------
    (Date)                          (Name)

                 -------------------------------------------
                               (Street Address)

                 -------------------------------------------
                 (City)                        (State)  (Zip
                                    Code)

Send to:

Allstate Life Insurance Company of New York
Post Office Box 9095
Farmingville, New York 11738


    Attention: VA Customer Service Unit

                       STATEMENT OF ADDITIONAL INFORMATION

                  ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

                                   OFFERED BY

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                              POST OFFICE BOX 9095
                          FARMINGVILLE, NEW YORK 11738
                                1-(800)__________

                         GROUP FLEXIBLE PREMIUM DEFERRED
                           VARIABLE ANNUITY CONTRACTS




     This Statement of Additional Information supplements the information in the prospectus for the Group Flexible Premium Deferred Variable Annuity Contract offered by Allstate life Insurance Company of New York ("Company"), an indirect wholly owned subsidiary of Allstate Insurance Company. The Contract is primarily designed to aid individuals in long-term financial planning and it can be used for retirement planning regardless of whether the plan qualifies for special federal income tax treatment. The prospectus may be obtained from Allstate Life Insurance Company of New York by writing or calling the address or telephone number listed above.


THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT


The prospectus, dated        , 1996, has been filed with the United States
Securities and Exchange Commission





                                DATED      , 1996

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

Additions, Deletions or Substitutions of Investments . . . . . . . . . . . . . 3
Reinvestment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
The Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
     Purchase of Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . 4
     Performance Data. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
     Tax-free Exchanges (1035 Exchanges, Rollovers and
          Transfers) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
     Tax Reserves. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
Income Payments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
     Calculation of Variable Annuity Unit Values . . . . . . . . . . . . . . . 6
General Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
     Incontestability. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
     Settlements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
     Safekeeping of the Variable Account's Assets. . . . . . . . . . . . . . . 7
Federal Tax Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
     Introduction. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
     Taxation of Allstate Life Insurance Company of New York . . . . . . . . . 8
     Exceptions to the Non-Natural Owner Rule. . . . . . . . . . . . . . . . . 8
     IRS Required Distribution at Death Rules. . . . . . . . . . . . . . . . . 8
     Qualified Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
     Types of Qualified Plans. . . . . . . . . . . . . . . . . . . . . . . . . 9
Variable Account Financial Statements. . . . . . . . . . . . . . . . . . . . .11

              ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS


     The Company retains the right, subject to any applicable law, to make additions to, deletions from or substitutions for the Fund shares held by any Sub-account of the Variable Account. The Company reserves the right to eliminate the shares of any of the Funds and to substitute shares of another Fund of the Fund Series, or of another open-end, registered investment company, if the shares of the Fund are no longer available for investment, or if, in the Company's judgment, investment in any Fund would become inappropriate in view of the purposes of the Variable Account. Substitutions of shares attributable to an Owner's interest in a Sub-account will not be made until the Owner has been notified of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval is required by the Investment Company Act of 1940. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Owners.

     The Company may also establish additional Sub-accounts or series of Sub-accounts of the Variable Account. Each additional Sub-account would purchase shares in a new Fund of the Fund Series or in another mutual fund. New Sub-accounts may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant. Any new Sub-accounts offered in conjunction with the Contract will be made available to existing Owners on a basis to be determined by the Company. The Company may also eliminate one or more Sub-accounts if, in its sole discretion, marketing, tax or investment conditions so warrant.

     In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change. If deemed to be in the best interests of persons having voting rights under the policies, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under such Act in the event such registration is no longer required.

                                  REINVESTMENT


     All dividends and capital gains distributions from the Funds are automatically reinvested in shares of the distributing Fund at their net asset value.


                                  THE CONTRACT


PURCHASE OF THE CONTRACTS

     The Contracts are offered to the public through brokers as well as banks licensed under the federal securities laws and state insurance laws. The Contracts are distributed through the principal underwriter for the Variable Account, Allstate Life Financial Services, Inc., an affiliate of Allstate Life Insurance Company of New York. The offering of the Contracts is continuous and the Company does not anticipate discontinuing the offering of the Contracts. However, the Company reserves the right to discontinue the offering of the Contracts.


PERFORMANCE DATA

     From time to time the Variable Account may publish advertisements containing performance data relating to its Sub-accounts. The performance data for the Sub-accounts (other than for the AIM V.I. Money Market Sub-account) will always be accompanied by total return quotations. Performance figures used by the Variable Account are based on actual historical performance of its Sub-accounts for specified periods, and the figures are not intended to indicate future performance. The Variable Account may also disclose yield, standard total return, and non-standard total return for periods prior to the date that the Variable Account commenced operations. For periods prior to the date the Variable Account commenced operations, performance information for the Sub-accounts will be calculated based on the performance of the underlying Funds and the assumption that the Sub-accounts were in existence for the same periods as those of the underlying Funds, with a level of charges equal to those currently assessed against the Sub-accounts.

     A Sub-account's "average annual total return" represents an annualization of the Sub-account's total return over a particular period and is computed by finding the annual percentage rate which, when compounded annually, will accumulate a hypothetical $1,000 purchase payment to the redeemable value at the end of the one, five or ten year period, or for a period from the date of commencement of the Sub-account's operations, if shorter than any of the foregoing. The average annual total return is obtained by dividing the ending redeemable value, after deductions for any withdrawal charges or contract maintenance charges imposed on the

Contracts by the Variable Account, by the initial hypothetical $1,000 purchase payment, taking the "n"th root of the quotient (where "n" is the number of years in the period) and subtracting 1 from the result.

     The withdrawal charges assessed upon redemption are computed as follows: the preferred withdrawal amount is not assessed a withdrawal charge. Withdrawal charges are charged on the amount of redemption equal to the purchase payment, reduced by the amount of the preferred withdrawal amount, if any. The remaining amount of the redemption, if any, is not assessed a withdrawal charge. The withdrawal charge schedule specifies rates based on the number of complete years since each purchase payment was made. The contract maintenance charge ($35 per contract) used in the total return calculation is normally prorated using the following method: The total amount of annual Contract fees collected during the year is divided by the total average net assets of all the Sub-accounts. The resulting percentage is then multiplied by the ending Contract Value.

     In addition, the Variable Account may advertise the total return over different periods of time by means of aggregate, average, year-by-year or other types of total return figures. Such calculations would not reflect deductions for withdrawal charges which may be imposed on the Contracts by the Variable Account which, if reflected, would reduce the performance quoted. The formula for computing such total return quotations involves a per unit change calculation. This calculation is based on the Accumulation Unit value at the end of the defined period divided by the Accumulation Unit value at the beginning of such period, minus 1. The periods included in such advertisements are "year-to-date" (prior calendar year end to the day of the advertisement); "year to most recent quarter" (prior calendar year end to the end of the most recent quarter); "the prior calendar year"; "'n' most recent Calendar Years"; and "Inception (commencement of the Sub-account's operation) to date" (day of the advertisement).

     The Variable Account may also advertise the performance of the Sub-accounts relative to certain performance rankings and indexes compiled by independent organizations, such as: (a) Lipper Analytical Services, Inc.; (b) the Standard & Poor's 500 Composite Stock Price Index ("S & P 500"); (c) A.M. Best Company;
(d) Bank Rate Monitor; and (e) Morningstar.


TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

          The Company accepts purchase payments which are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code. Except as required by federal law in calculating the basis of the Contract, the Company does not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

          The Company also accepts "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract which is eligible to "rollover" into an IRA. The Company differentiates among Non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, the Company restricts the assignment, transfer or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. An Owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.


TAX RESERVES

     Company does not establish capital gains tax reserves for the Sub-account nor deduct charges for tax reserves because the Company believes that capital gains attributable to the Variable Account will not be taxable. However, the Company reserves the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.


                                 INCOME PAYMENTS


CALCULATION OF VARIABLE ANNUITY UNIT VALUES

     The amount of the first income payment is calculated by applying the Contract Value allocated to each Variable Sub-account less any applicable premium tax charge deducted at this time, to the income payment tables in the Contract. The first variable annuity income payment is divided by the Sub-account's then current annuity unit value to determine the number of annuity units upon which later income payments will be based. Variable annuity income payments after the first will be equal to the sum of the number of annuity units determined in this manner for each Sub-account times the then current annuity unit value for each respective Sub-account.

     Annuity units in each variable Sub-account are valued separately and annuity unit values will depend upon the investment experience of the particular portfolios in which the Sub-account invests. The value of the annuity unit for each variable Sub-account at the end of any Valuation Period is calculated by:
(a) multiplying the annuity unit Value at the end of the immediately preceding Valuation Period by the Sub-accounts's net investment factor during the period; and then (b) dividing the product by the sum of 1.0 plus the assumed investment rate for the period. The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable annuity income payment, and is at an effective annual rate which is disclosed in the Contract.

     The amount of the first income payment paid under an income plan is determined using the interest rate and mortality table disclosed in the Contract. Due to judicial or legislative developments regarding the use of tables which do not differentiate on the basis of sex, different annuity tables may be used.

                                 GENERAL MATTERS


INCONTESTABILITY

     The Contract will not be contested after it is issued.


SETTLEMENTS

     Due proof of the Owner(s) death (or Annuitant's death if there is a non-natural Owner) must be received prior to settlement of a death claim.


SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

     The Company holds title to the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Fund shares held by each of the variable Sub-accounts.

     The Fund does not issue certificates and, therefore, the Company holds the Account's assets in open account in lieu of stock certificates. See the Fund's prospectus for a more complete description of the custodian of the Fund.



                               FEDERAL TAX MATTERS


INTRODUCTION

     THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. THE COMPANY MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT. Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

     The Company is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from the Company, and its operations form a part of the Company, it will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the contract. Under existing federal income tax law, the Company believes that the Variable Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contract.

     Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Variable Account, then the Company may impose a charge against the Variable Account (with respect to some or all contracts) in order to set aside provisions to pay such taxes.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE

     There are several exceptions to the general rule that contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements, and (5) contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.


IRS REQUIRED DISTRIBUTION AT DEATH RULES

     In order to be considered an annuity contract for federal income tax purposes, an annuity contract must provide: (1) if any owner dies on or after the annuity start date but before the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death; and (2) if any owner dies prior to the annuity start date, the entire interest in the contract will be distributed within five years after the date of the owner's death. These requirements are satisfied if any portion of the owner's interest which is payable to (or for the benefit of) a designated beneficiary is distributed over the life of such beneficiary (or over a period not extending beyond the life expectancy of the beneficiary) and the distributions begin within one year of the owner's death. If the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner. If the owner of the contract is a non-natural person, then the annuitant will be treated as the owner for purposes of applying the distribution at death rules. In addition, a change in the annuitant on a contract owned by a non-natural person will be treated as the death of the owner.

QUALIFIED PLANS

     This annuity contract may be used with several types of qualified plans. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from excess contributions, premature distributions, distributions that do not conform to specified commencement and minimum distribution rules, excess distributions and in other circumstances. Owners and participants under the plan and annuitants and beneficiaries under the contract may be subject to the terms and conditions of the plan regardless of the terms of the contract.


TYPES OF QUALIFIED PLANS

                         INDIVIDUAL RETIREMENT ANNUITIES

     Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity. Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity. IRAs generally may not provide life insurance, but they may provide a death benefit that equals the greater of the premiums paid and the contract's cash value. The contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the contract value. It is possible that the Death Benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Contract would not be viewed as satisfying the requirements of an IRA.


                        SIMPLIFIED EMPLOYEE PENSION PLANS

     Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees using the employees' individual retirement annuities if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the contract in connection with such plans should seek competent advice. In particular, employers should consider that IRAs generally may not provide life insurance, but they may provide a death benefit that equals the greater of the premiums paid and the contract's cash value. The contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the contract value. It is possible that the death benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the contract would not be viewed as satisfying the requirements of the IRS.


                             TAX SHELTERED ANNUITIES

     Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations (specified in Section 501(c)(3) of the Code) to have their employers purchase annuity contracts for them, and subject to certain limitations, to exclude the purchase payments from the employees' gross income. An annuity contract used for a Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only after the employee attains age 59 1/2, separates from service, dies, becomes disabled or on the account of hardship (earnings on salary reduction contributions may not be distributed for hardship). These limitations do not apply to withdrawals where the Company is directed to transfer some or all of the contract value to another Section 403(b) plan. Purchasers of the contracts for such purposes should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the contracts. In particular, purchasers should consider that the contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the contract value. It is possible that such death benefit could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under a tax-sheltered annuity. Even if the death benefit under the contract were characterized as an incidental death benefit, it is unlikely to violate those limits unless the purchaser also purchases a life insurance contract as part of his or her tax-sheltered annuity plan.


          CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

     Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Self-Employed Individuals Retirement Act of 1962, as amended, (commonly referred to as "H.R. 10" or "Keogh") permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans. The contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the contract value. It is possible that such death benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to participants. Employers intending to use the contract in connection with such plans should seek competent advice.


             STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION
                           DEFERRED COMPENSATION PLANS

     Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distribution from the plan. However, under a Section 457 plan all the compensation deferred under the plan must remain solely the property of the employer, subject only to the claims of the employer's general creditors, until such time as made available to the employee or a beneficiary.



                      VARIABLE ACCOUNT FINANCIAL STATEMENTS


     The financial statements of Allstate Life of New York Separate Account A are not included herein because, as of the date hereof, the Variable Account had not yet commenced operations, had no assets or liabilities and received no income. The financial statements of the Variable Account will be audited on an annual basis once the Variable Account commences operations.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, (the "Act"), and the Investment Company Act of 1940, the registrant, Allstate Life Insurance Company of New York, Separate Account A has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Township of Northfield, State of Illinois, on the twentieth day of December, 1995.


                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK


(SEAL)
Attest         /s/ PAUL M. KIERIG            By:  /s/ MICHAEL J. VELOTTA
               -------------------------        -------------------------------
               Paul M. Kierig                     Michael J. Velotta
               Assistant Secretary and            Vice President, Secretary and
               Assistant General Counsel          General Counsel


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed below by the following Directors and Officers of Allstate Life Insurance Company of New York on this twentieth day of December, 1995.


*/LOUIS G. LOWER, II          Chairman of the Board and President
-------------------------     (Principal Executive Officer)
  Louis G. Lower, II

/s/MICHAEL J. VELOTTA         Director, Vice President, Secretary and
-------------------------     General Counsel
    Michael J. Velotta

*/JAMES J. BRAZDA             Director and Chief Administrative Officer
-------------------------
   James J. Brazda

*/PETER H. HECKMAN            Director and Vice President
-------------------------
   Peter H. Heckman

*/TIMOTHY H. PLOHG            Director and Vice President
-------------------------
  Timothy H. Plohg

*/MARCIA D. ALAZRAKI          Director  */PHILLIP E. LAWSON       Director
-------------------------               -------------------
  Marcia D. Alazraki                      Phillip E. Lawson

*/JOSEPH MCFADDEN             Director  */GERARD F. McDERMOTT     Director
-------------------------               ---------------------
  Joseph McFadden                         Gerard F. McDermott

*/JOSEPH F. CARLINO           Director  */JOHN R. RABEN, JR.      Director
-------------------------               --------------------
  Joseph F. Carlino                       John R. Raben, Jr.

*/SALLY A. SLACKE             Director  */THEODORE A. SCHNELL     Director
-------------------------               ---------------------
  Sally A. Slacke                         Theodore A. Schnell

*/CLEVELAND JOHNSON, JR.      Director
-------------------------
  Cleveland Johnson, Jr.

*/JAMES P. ZILS               Treasurer
-------------------------
  James P. Zils

*/CASEY J. SYLLA              Chief Investment Officer
-------------------------
  Casey J. Sylla

*/BARRY S. PAUL               Assistant Vice President and Controller
-------------------------
  Barry S. Paul

*/ By Michael J. Velotta, pursuant to Power of Attorney

                                     PART C
                                OTHER INFORMATION

24A. FINANCIAL STATEMENTS

     PART A:   Allstate Life Insurance Company of New York Financial Statements
and Financial Statement Schedules will be filed by pre-effective amendment.

               The financial statements of Allstate Life Insurance Company of New York Separate Account A are not included herein because, as of the date hereof, the Variable Account had not yet commenced operations, had no assets or liabilities and received no income. The financial statements of the Variable Account will be audited on an annual basis once the Variable Account commences operations.

24B.  EXHIBITS

     The following exhibits:

     The following exhibits correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

     (1) Form of Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Allstate Life Insurance Company of New York Separate Account A.

     (2)  Not Applicable.

     (3)  Form of Underwriting Agreement

     (4)  Specimen Contract

     (5)  Form of application for a Contract*

     (6) (a) Certificate of Incorporation of Allstate Life Insurance Company of New York.*
          (b)  By-laws of Allstate Life Insurance Company of New York.*

     (7)  Reinsurance Agreement*

     (8)  Form of Participation Agreement*

     (9) Opinion and Consent of Michael J. Velotta, Vice President, Secretary* and General Counsel of Allstate Life Insurance Company of New York.

     (10)      (a)  Consent of Accountants*
               (b)  Consent of Attorneys*

     (11)      Not applicable.

     (12)      Not applicable.

     (13)      Not applicable.

     (14)      Financial Data Schedule*

     (99)      Powers of Attorney.
---------------

*         To be filed by pre-effective amendment

25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal           Position and Office With Depositor
Business Address                         of the Trust
----------------                         ------------

Louis G. Lower, II           Chairman of the Board and Chief Executive Officer
Michael J. Velotta           Vice President, Secretary, General Counsel
                                  and Director
James J. Brazda              Chief Administrative Officer and Director
Peter H. Heckman             Vice President and Director
Timothy H. Plohg             Vice President and Director
Marcia D. Alazraki           Director
Joseph F. Carlino            Director
Cleveland Johnson, Jr.       Director
Phillip E. Lawson            Director
Gerard F. McDermott          Director
Joseph P. McFadden           Director
John R. Raben, Jr.           Director
Sally A. Slacke              Director
James P. Zils                Treasurer
Dorothy E. Even              Assistant Vice President
Judith P. Greffin            Assistant Vice President
Mark A. Bishop               Assistant Treasurer
Barbara S. Brown             Assistant Treasurer
David M. Crew                Assistant Treasurer
Anthony D. Frook             Assistant Treasurer
Stephanie L. Holowach        Assistant Treasurer
Peter S. Horos               Assistant Treasurer
Thomas C. Jensen             Assistant Treasurer
Robert T. Jostes             Assistant Treasurer
Emma M. Klaidjian            Assistant Secretary
Margarita Kellen             Assistant Vice President
Paul N. Kierig               Assistant Secretary and Assistant General Counsel
Kenneth S. Klimala           Assistant Treasurer
Steven M. Laude              Assistant Treasurer
Mary J. McGinn               Assistant Secretary
Barry S. Paul                Assistant Vice President and Controller
Robert N. Roeters            Assistant Vice President
Theodore A. Schnell          Assistant Vice President and Director
Mark D. Senkpiel             Assistant Treasurer
Kevin R. Slawin              Assistant Treasurer
C. Nelson Strom              Assistant Vice President and Corporate Actuary
William F. Wein              Assistant Treasurer
Patricia A. Wilson           Assistant Vice President

The principal business address of the foregoing officers and directors is 3100 Sanders Road, Northbrook, IL 60062

26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR
    REGISTRANT

         See 10-K Commission File #1-11840, The Allstate Corporation.

27. NUMBER OF CONTRACT OWNERS

     Not Applicable

28. INDEMNIFICATION

     The by-laws of both Allstate Life Insurance Company of New York (Depositor) and Allstate Life Financial Services, Inc. (Distributor), provide for the indemnification of its Directors, Officers and Controlling Persons, against expenses, judgments, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company, unless a court determines such person is entitled to such indemnity.

     Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29a. RELATIONSHIP OF PRINCIPAL UNDERWRITER TO OTHER INVESTMENT COMPANIES


    -    Glenbrook Life and Annuity Company Separate Account A

    -    Glenbrook Life and Annuity Company Variable Annuity Account

29b. PRINCIPAL UNDERWRITER

     Name and Principal Business              Allstate Life Financial
     Address Of Each Such Person              Services, Inc. ("ALFS")
     ---------------------------------------------------------------------------

     Louis G. Lower, II                      Director

     Marla G, Friedman                       Director

     Michael J. Velotta                      Director and Secretary

     Robert J. Kelly                         President and Chief Executive
                                             Officer

     Diane Bellas                            Vice President and Controller

     Andrea J. Schur                         Vice President

     James P. Zils                           Treasurer

     John R. Hedrick                         General Counsel and Assistant
                                             Secretary

     Lisa A. Burnell                         Assistant Vice President
                                             and Compliance Officer

     Robert N. Roeters                       Assistant Vice President


     Emma M. Kalaidjian                      Assistant Secretary

     Paul N. Kierig                          Assistant Secretary

     Kevin R. Slawin                         Assistant Treasurer

The principal address of ALFS is 3100 Sanders Road, Northbrook, Illinois


29c. COMPENSATION OF ALLSTATE LIFE FINANCIAL SERVICES, INC.

     None

30. LOCATION OF ACCOUNTS AND RECORDS

     The Depositor, Allstate Life Insurance Company of New York, is located at One Allstate Drive, Farmington, New York, 11783.

     The Underwriter, Allstate Life Financial Services, Inc., is located at 3100 Sanders Road, Northbrook, Illinois 60062.

     Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

31. MANAGEMENT SERVICES

     None

32. UNDERTAKINGS

     The Registrant promises to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of Additional Information or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information. Finally the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral request.



33. REPRESENTATIONS PURSUANT TO SECTION 403(b) OF THE INTERNAL REVENUE CODE

     The Company represents that it is relying upon a November 28, 1988 Securities and Exchange Commission no-action letter issued to the American Council of Life Insurance ("ACLI") and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.